UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month June 2015

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):
Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):
Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- . .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Investor Presentation, dated June 4, 2015.	1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
Name: David I. Bell
Title: Authorized Signatory

Date: June 4, 2015

INVESTORS' & ANALYSTS' MEETING 2015

GRIFOLS | 75 ANNIVERSARY

Thursday, June 4th 2015 – Raleigh

Time	Topic
9:00	*Pick up from hotels*
9:30 - 10:00	Coffee + Welcome
10.00 - 10.15	Introductory remarks
10.15 - 10.45	Global operations: Overview & Strategies
10.45 - 12.00	Bioscience: Growing demand
12.00 - 12.30	Diagnostic: A new global franchise
12.30 - 13.30	*Lunch*
13.30 - 14.15	Plasma procurement progress
14.15 - 15.00	Future of plasma derivatives and Grifols initiatives
15.00 – 16.00	Aging and the therapeutic benefits of plasma

Thursday, June 4th 2015 – Raleigh

Time	Topic
16.00	*Coffee break*
16.30 -17.15	Financials
17.15 - 17:30	Final remarks: Conclusions
17:30 - 18.00	Q&A
18.00	*Transfer*
19.00	*Pick up from hotels*
19.30	Dinner & Movie: Plasma proteins manufacturing

Friday, June 5th 2015 – Clayton

Time	Topic
8:00	*Pick up from hotels*
9:00 - 9:30	Coffee + Welcome. Introduction to the tour
9.30 - 10:15	Visit: North Fractionation Facility
10:15 - 10:45	Visit: Pilot plant, specialty plasma
10:45 - 11:30	Visit: New plasma warehouse
11:30 - 12:00	Final Q&A
12:00 - 13:00	*Lunch in NFF (Buffet)*
	Transfers to airport

Disclaimer

This document has been prepared by GRIFOLS, S.A. (GRIFOLS or the "Company") exclusively for use during the Investor Day Presentation dated June 4th -5th, 2015. Therefore it cannot be disclosed or made public by any person or entity with an aim other than the one expressed above, without the prior written consent of the Company. The Company does not assume any liability for the content of this document if used for different purposes thereof.
The information and any opinions or statements made in this document have neither been verified by independent third parties nor audited; therefore no express or implied warranty is made as to the impartiality, accuracy, completeness or correctness of the information or the opinions or statements expressed herein.
Neither the Company, its subsidiaries nor any entity within the GRIFOLS group or any subsidiaries, the company's advisors or representatives assume liability of any kind, whether for negligence or any other reason, for any damage or loss arising from any use of this document or its contents.
Neither this document nor any part of it constitutes a contract, nor may it be used for incorporation into or construction of any contract or agreement.

IMPORTANT INFORMATION
This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law (Law 24/1988, of July 28, as amended and restated from time to time), Royal Decree 1310/2005, of November 4, and its implementing regulations.
In addition, this document does not constitute an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, nor a request for any vote or approval in any other jurisdiction.

FORWARD-LOOKING STATEMENTS
This document contains forward-looking information and statements about GRIFOLS based on current assumptions and forecast made by GRIFOLS management, including proforma figures, estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words "expected", "potential", "estimates" and similar expressions.
Although GRIFOLS believes that the expectations reflected in such forward-looking statements are reasonable, various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the Company and the estimates given here. These factors include those discussed in our public reports filed with the Comisión Nacional del Mercado de Valores and the Securities and Exchange Commission, which are accessible to the public. The Company assumes no liability whatsoever to update these forward-looking statements or conform them to future events or developments. Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of GRIFOLS.

Analysts and Investors meeting. Raleigh, June 4–5, 2015

Introductory remarks

Gregory Rich

Global operations: Overview & Strategies

Ramón Riera

Grifols mission & values

Grifols is a leading, diversified, global Bioscience company with a growing position in the Diagnostic and Hospital fields






GRIFOLS

Our mission is to improve the health and well-being of people around the world by providing state of the art therapies, products and services to patients and customers while delivering value to shareholders

PRIDE - SAFETY - EFFORT - COMMITMENT - EXCELLENCE - TEAMWORK - INNOVATION

Grifols to date

PROFILE	IMAGE	GROWTH
A global employer with 14,000 employees, subsidiaries in 30 countries and world-class manufacturing facilities located in the US, Europe and Australia	A reputation built on commitment to quality and safety with a unique position as family profile and longest legacy in the industry	Grifols 2006 public stock offering set the stage for accelerated global growth, with Talecris and Novartis Diagnostic acquisitions further transforming the organization

Grifols successful track record


($M)
4750
4500
4250
4000
3750
3500
3250
3000
2750
2500
2250
2000
1750
1500
1250
1000
750
500
250
0
Novartis Diagnostics Acquisition
Talecris Acquisition
Acquisition of Australian Group - Diagnostic
Acquisition PlasmaCare, Inc & Baxter Centers
Acquisition of ATC Assets & Flebogamma FDA Licensed
Biomat Acquisition
Grifols Acquires Alpha Shares
European Expansion
Barcelona Plant Licensed by FDA
Internationalization Starts
Spain Joins EU
Alpha Acquires 50% of Grifols
1975 1976 1977 1978 1979 1980 1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014

Grifols strategic plan


GRIFOLS
Mission, Vision, Values & Strategy
Bioscience Strategic Plan
Diagnostic Strategic Plan
Hospital Strategic Plan
Core Business Optimization
Global Expansion
Capacity Leadership
Innovation Acceleration
Multi-Business Build
Global World Class Organization
Financial Excellence

Grifols new global organization

Grifols new global organization

Grifols has always been a dynamic and lively company. This means that changes are part of our culture. Some of those changes are bigger than others and always have been a challenge for all of us



success
innovation
GRIFOLS
plan

- ✓ In order to better accomplish the goals of our **Strategic Plan** the company has established a new, internal organizational structure across the world
- ✓ Our aim is to anticipate to new health scenarios and enable the company to offer a more competitive, effective and integrated response to the needs of customers and patients

New corporate organization



Global Operations
Markets, sells and distributes all products worldwide
Global Industrial Group
Researches, develops and manufactures all products
Corporate Services
Serves as key coordinating and support role across business functions

The new corporate organization is focused around **Business Divisions.**

Industrial and **commercial** responsibilities are clearly differentiated, with new regional areas for the 3 commercial divisions

New global operations' structure


BIOSCIENCE DIVISION
DIAGNOSTIC DIVISION
HOSPITAL DIVISION
SUPPORT SERVICES
GON
LOGISTICS
GWWO IRELAND
SCIENTIFIC & MEDICAL AFFAIRS
GLOBAL OPERATIONS

Grifols headquarter structure

The increased operational importance of the divisions is reflected in the creation of headquarters for each one

HEADQUARTERS	LOCATION
Corporate HQ	Sant Cugat (Barcelona – Spain)
Bioscience HQ	Raleigh (North Carolina – US)
Diagnostic HQ	Emeryville (San Francisco – US)
Hospital HQ	Sant Cugat (Barcelona – Spain)
Worldwide Warehouse and Distribution	Dublin (Ireland)



Bioscience Division

Two essential questions to address

- ✓ Is there a growing and sustainable demand for plasma derivatives products?
- ✓ What is Grifols competitive position in terms of:
  - Quality and safety
  - Production capacity
  - Commercial and distribution power
  - Pipeline



Plasma derivatives market: steady growth

Demand has been growing steadily over the past ten years, in spite of the worldwide economic downturn


MM€
20.000
18.000
16.000
14.000
12.000
10.000
8.000
6.000
4.000
2.000
0
CAGR: 11.7%
10.2%
7.5%
13.8%
26.6%
19.2%
7.1%
6.6%
15.6%
6.6%
6.3%
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

...and it will continue to grow based on the multiple new indications, undiagnosed patients and unpenetrated markets

Source: MRB 2013

Excellence in manufacturing

A major differentiating factor for Grifols

- ✓ Grifols is the only manufacturing company which combines the capacity to produce biological and non-biological pharmaceutical products, disposable sterile products, reagents and instrumentation, the development of software and engineering solutions, and self-sufficiency in raw materials
- ✓ Grifols has created its own engineering company to develop technology for our production companies and to support and supply solutions to other manufacturers of pharmaceutical products

Grifols Engineering: unique solutions developed by our engineering experts represent a **clear competitive advantage**

Grifols quality & safety differentiation

The FDA and Industry Standards (IQPP & QSEAL) set in place a basic framework to ensure the quality and safety of plasma-derived products

Quality and safety are of such fundamental value to Grifols that we demonstrate our commitment by going beyond these basic requirements

The activities outlined below set a more robust industry standard:

DONATION
- Commitment to Source Plasma
- Grifols Donor Mgmt. System

PLASMA TESTING & TRACEABILTY
- Plasma Sampling
- RFID System

PRODUCTION
- Automated Bag/Bottle Opener
- Sterile Filling Systems

PRODUCT TRACEABILTY
- PediGri® System
- Laser Etching System

Capacity in place for growth

- ✓ 12.5 million liters of total plasma **fractionation capacity** completed and approved by FDA and EMA
- ✓ With balanced **purification capacity** for equivalent amounts of individual proteins



12.5
8.6
8.0
14
12
10
8
6
4
2
0
3.7
2.2
2.1
3.0
2.4
3.2
5.9
2.4
4.2
2011
2014
2015
CLY
LA
BCN

Grifols a worldwide leader

Grifols leads the global worldwide market in three out of the four biggest plasma proteins


IVIG
1
24%
ALPHA-1
1
64%
pdFVIII
1
23%
ALBUMIN
2
17%

Source: MRB & internal data

In the US and Canada market

……also leads in three of them


IVIG
1
35%
ALPHA-1
1
58%
pdFVIII
1
47%
ALBUMIN
2
32%

Source: MRB & internal data

Grifols is the Num. 1 supplier in the US market of plasma proteins


Others
16%
BAXTER
28%
CSL
27%
GRIFOLS
29%

Source: MRB

Robust R&D pipeline

- ✓ New indications for Albumin, IG, Alpha-1, Antithrombin
- ✓ New formulations, presentations and administration routes for Albumin, IG, Alpha-1, Factor VIII
- ✓ New products from plasma, fibrin sealant, plasmin, fibrinogen
- ✓ New products non plasma, Pulmaquin® synergistic with our Pulmonology franchise

In 2014, 73% of Grifols R&D clinical investment was spent in phase III trials

Diagnostic Division

Update acquisition of the new Diagnostic business in 2014

- ✓ Today the business is **fully integrated** and managed as a single Diagnostic division
- ✓ The acquisition of the new Diagnostic unit has:
  - Positioned Grifols as a leading global, integrated provider of transfusion medicine solutions, from donation to transfusion
  - Increased Grifols' global presence in the market of transfusion safety
  - Diversified Grifols' business and added balance through a large and growing diagnostics unit
- ✓ In 2014, Grifols Diagnostic division accounts for more than 18% of revenues, with a sales of 620 million euros

A transformation of Grifols Diagnostic division

Net revenue by division 2014 vs 2013


2013
Bioscience 89.3%
Diagnostic 4.8%
Hospital 3.5%
RM & Oth 2.4%


Business diversification
2014
Bioscience 74.9%
Diagnostic 18.5%
Hospital 2.8%
RM & Oth 3.8%

Grifols Diagnostic vision

- **Expand** our leadership in Transfusion Medicine
- **Build a strong** Specialty Diagnostic business
- **Leverage** internal manufacturing and R&D capabilities
- **Capitalize** on external partnerships to build a leading global diagnostic player

Hospital Division

Contract manufacturing

- ✓ Contract manufacturing by Laboratorios Grifols (LG) has been and it will continue to be one of the strategic areas of development of the Grifols Hospital Division. LG already has some FDA approved facilities





- ✓ We have a significant number of internal and external ongoing projects that should represent business opportunities for the coming years

Grifols acquired 50% of share capital of Kiro Robotics

- ✓ Kiro Robotics is a technological company specialized in the development of machinery and equipment to automate hospital processes
- ✓ Spin-off of Mondragon Health
- ✓ The company is the developer of some of the world most sophisticated hospital pharmacy technology, the Kiro Oncology Robot



KIRO

Product	Status
Kiro Oncology (for chemotherapy preparations)	Commercialized product
Kiro IV (for batch compounding)	Launch scheduled for 2017
Kiro Onkosoft	Launch scheduled for 2017

Across the board opportunities

Cross - over opportunities

- ✓ **Leverage our hospital products** and manufacturing capabilities to reduce dependence on 3rd party suppliers, increase efficiencies, and provide market advantages
  - Plasma operations (saline sodium solution, anticoagulant solution, etc.)
  - Bioscience product administration kits (diluent for lyophilized products)
  - Innovative Bioscience product presentations (Albumin in bags)
- ✓ **Leverage our diagnostics development** and manufacturing capabilities to increase efficiencies and optimize treatments
  - Plasma operations (donor screenings)
  - Companion diagnostics to optimize diagnosis of patients susceptible to be treated with plasma proteins
- ✓ **Leverage division sales forces** and existing customer relationships
  - Co-promotion of products from different divisions to the same target customer or channel

Distribution

Distribution: A flexible global distributor



- ✓ Grifols has a responsive, effective logistics organization that is able to meet the needs of hospital centers throughout the world, punctually
- ✓ In Ireland, Grifols is near completion of a global facility for warehousing, labelling, final packaging and worldwide distribution of Bioscience products
- ✓ Estimated number of employees: 140

Grifols global footprint: Direct presence in 30 countries


CANADA
USA
MEXICO
COLOMBIA
BRAZIL
CHILE
ARGENTINA
NORDIC COUNTRIES
POLAND
CZECH REPUBLIC
GERMANY
SWITZERLAND
UNITED KINGDOM
FRANCE
IRELAND
SPAIN
PORTUGAL
ITALY
SLOVAKIA
CHINA
HONG KONG
JAPAN
TAIWAN
MALAYSIA
INDONESIA
DUBAI
INDIA
THAILAND
SINGAPORE
AUSTRALIA

Grifols direct growing presence through entities established in 30 countries to be closer to serve our customer needs

Latest legal entities incorporated


Grifols Japan KK
6/6/2014
Affiliate
Grifols India
20/12/2014
Affiliate
Grifols Indonesia
11/2/2015
Rep. Office
Grifols Taiwan
23/5/2015
Branch Office

Key Global operations Takeaways

Key Global operations Takeaways - I

- ✓ **Core Business Optimization**
  - Grow demand for our products
  - Balance the liter
- ✓ **Geographical Expansion**
  - Focus on emerging markets
  - Expanding diagnosis and indications in developed markets
- ✓ **Innovation Acceleration**
  - Strong R&D product pipeline to secure sustainable growth
- ✓ **Capacity Leadership**
  - "Best in Class" manufacturing facilities in continuous expansion to meet market demand
- ✓ **Multi-business build**
  - Leveraging capabilities across de different divisions

Key Global operations Takeaways - II

- ✓ **Grifols is active in markets with long term growing demand and is enjoying a strong competitive position based on**
  - Strong portfolio of products
  - Technology and quality
  - Manufacturing capacity
  - Geographical footprint and worldwide sales, marketing and distribution

Bioscience: Growing demand

Lafmin Morgan – Joel Abelson

Bioscience strategies

Strategic plan pillars: Bioscience priorities



CORE BUSINESS OPTIMIZATION

- Increasing CIDP Diagnosis & Treatment
- Continuing Alpha-1 Diagnosis campaign
- Expanding Albumin promotion
- Price competition
- Impelling teams



GLOBAL EXPANSION

- IG entry into select EU markets
- 2016 Fibrin Sealant EU launch
- Alpha-1 model expansion
- New market entries



CAPACITY LEADERSHIP

- NC NFF fully operational
- Next round capacity upgrades presented
- Continued progress on paste exchange



INNOVATION ACCELERATION

- Alzheimer's results
- Albumin in bags
- Gamunex®
- Nanofiltration (EU)
- Alphanate® 2000 iu
- Gamunex® 40g
- Prolastin®-C Liquid
- Pulmaquin® launch



MULTI-BUSINESS BUILD

- Identify cross-division opportunities with Hospital & Diagnostic

Promotional levers

Patient ID/Diagnosis	• CIDP • Primary Immune Deficiency • Alpha-1 • Rabies and Tetanus prophylaxis
Treatment choice	• IG • Albumin • pdFVIII • ATIII
Brand choice	• Gamunex® & DIF 5% • Prolastin®-C • Alphanate®
Dosing persistence / compliance	• Gamunex® CIDP • Prolastin®-C

Executive summary: Bioscience division plan

Current growth	Mid-term growth	Long-term growth
Accelerate U.S. IG pull-through growth by growing CIDP market Strengthen position of Flebogamma® in US Increase IVIG market share in EU Continue investing in Alpha-1 model Prepare Fibrin Sealant launch in EU	**Deliver on product innovation** *(Alpha-1 liquid, Albumin bags)* Expand treatment with IVIG in UK, Spain, Germany, Italy **Expand geographic penetration** Expand Alpha-1 model Accelerate ATIII diagnostic development Launch Fibrin Sealant in US Launch of Pulmaquin®	**Deliver on product innovation** *(Sub-cu with differentiation, FS with differentiation, New indications for Alpha-1, IG, Albumin, ATIII)* New protein development Complimentary technology and product acquisition Grifols maintains capacity leadership throughout planning period

Significant focus on execution and expanding markets while delivering innovation

Bioscience performance

Grifols second largest manufacturer of plasma-derived therapies


Total market 2013 (values)
24%
19%
18%
8%
3%
3%
2%
2%
21%
CSL
GRIFOLS
BAXTER
OCTAPHARMA
KEDRION
LFB
BIOTEST
SHIRE
OTHERS*

Source: Internal data, MRB & Secondary official data year 2013

Grifols market leader for three major proteins

Core business optimization

Product	Market share	Global ranking
IVIG	24%	Number 1
Alpha-1	64%	Number 1
pdFactor VIII	23%	Number 1
Albumin	17%	Number 2

Source: Internal data, MRB & Secondary official data year 2013

US Bioscience 2011 - 2014 growth

US
+11.4% CAGR

- ✓ Maintained leadership in IG market – Gamunex®-C preferred IVIG in CIDP
- ✓ Product differentiation through launch of Gamunex®-C (40g), Alphanate® (2000 IU vial)
- ✓ Expanded managed markets team and created new payer team focused on maintaining and improving access
- ✓ Increased Alpha-1 diagnosis and treatment through increased testing and expanded promotion

China, Asia Pacific, & Middle East Bioscience 2011 - 2014 growth

China, Asia Pacific & Middle East
+10.4% CAGR

- ✓ Significant Albumin sales growth in China through strengthened commercial presence
- ✓ Converted the branch office in China (Shanghai) into a commercial subsidiary of the Group in 2013
- ✓ Increased presence in emerging markets (Turkey, Russia and Dubai)
- ✓ Grifols became IG market leader in Turkey retail market in 2014 where Grifols is developing a new commercial model involving a closer presence and stronger support for our distributor's network

Germany Bioscience 2011 - 2014 growth

Germany
+7.2% CAGR

- ✓ Increased demand of IG, Albumin, and Prolastin® driving record sales of all three products in 2014
- ✓ Successful launch of new patient service program. New patient identification program prepared to start in 2015

Bioscience Sales LTM Performance

Bioscience sales volume growth - LTM quarterly



9.3%
8.6%
6.4%
6.2%
6.0%
6.5%
5.5%
4.3%
5.1%
2.8%
5.0%
4.2%
2.4%
Q4 13
Q1 14
Q2 14
Q3 14
Q4 14
Q1 15
Actual
Normalized
Q15 Albumin phasing

2014 Bioscience revenue quarterly growth acceleration

Growth vs. prior year quarter at cc



7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
2.4%cc
4.2%cc
4.5%cc
4.8%cc
1Q
2Q
3Q
4Q

Constant Currency (CC) excludes the impact of exchange rate movements

Grifols IG market share in US steady since 2012



US IG distribution rolling 12 months - market supply (Kg)
70.000
60.000
50.000
40.000
30.000
20.000
10.000
0
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
47,170
54,536
59,404
63,695
33%
31%
31%
31%
2011
2012
2013
2014
Industry LTM
Grifols LTM (Combined)
LTM Market Share

Source: PPTA and Internal data

Underlying IG US business trends



Grifols IG brand share for all disease states by procedure count: 2013-2015
27%
26%
25%
Q3 2013
Q4 2013
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015



Grifols IG brand share with CIDP diagnosis: 2013-2015
43%
42%
41%
40%
Q3 2013
Q4 2013
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015

Grifols has maintained share overall and grown share in CIDP
CIDP procedures have consistently grown faster than the total

Source: Health Market Sciences

Grifols Immunoglobulin

Global IG market share


IV and SC Immunoglobulin (values)
22%
20%
24%
9%
4%
3%
2%
16%
GRIFOLS
BAXTER
CSL
OCTAPHARMA
KEDRION
LFB
BIOTEST
Others


IVIG market (values)
24%
21%
20%
9%
4%
3%
2%
17%
GRIFOLS
BAXTER
CSL
OCTAPHARMA
KEDRION
LFB
BIOTEST
Others

Grifols is #2 in the global IG market

Grifols is #1 in the IVIG market

Source: Internal data, MRB & Secondary official data year 2013

Global IG market share


Specific IG market in the US
1%
11%
45%
43%
Anti-D
RABIES - IM
Anti-HB
Anti-T


Specific IG market in the US
GRIFOLS
SANOFI
CSL
CANGENE
KEDRION
BIOTEST
5%
19%
44%
15%
12%
4%

Grifols is the market leader in the US Hyperimmunes market

Source: Internal & MRB 2013 data

Neurology drives IG market


IG Prescribing (% grams)
Other
5%–10%
Other autoimmune
10%–20%
Neurology
40%–50%
PIDD/SIDD
20%–45%

- ✓ **Neurology** accounts for largest share of IG use in key markets:
  - CIDP, GBS, MS, MMN, other autoimmune neuropathies
  - CIDP is the largest driver with 25%-30% of all IVIG use
  - Consistent across key markets such as US, Germany, Canada, UK and Australia
- ✓ **Immune deficiencies** (PIDD or SIDD due to CLL, ALL, transplant, etc.) are next largest segment:
  - Less PIDD use in Germany than US and Canada or UK

CIDP = Chronic Inflammatory Demyelinating Polyneuropathy; GBS = Guillen-Barre Syndrome; MS = Multiple Sclerosis; MMN = Multi-focal Motor Neuropathy; SIDD = Secondary (Acquired) Immunodeficiency disorders; PI = Primary Immunodeficiency disorders; CLL = Chronic Lymphocytic Leukemia; ALL = Acute Lymphoblastic Leukemia

Sources: US Habits and Practices; Brogan IGIV Utilization in Quebec Hospitals, Mar13; ORBCON 2012 IVIG Utilization Report; Genactis Germany Habits & Practices, Dec10; UK Third National Immunoglobulin Database Report, Aug12; Australia NBA National Report on the Issue and Use of IVIG for 2010-11

Global CIDP opportunity


100
80
60
40
20
0
Number of patients ('000)
93
17
47%
44
50%
9
95%
42
96%
9
75%
31
37%
5
35%
11
40%
2
72%
8
70%
1
Opportunity for market growth
Opportunity for market growth (GER+UK+CAN)
Opportunity for market growth
Clinically meaningful CIDP patients
Diagnosed Patients
Treated Patients
Treated with IG
Treated with Gamunex
Including compliance
US
GER + UK + CAN

Source: Internal Data & Market Research

How common is CIDP?


occurs in up to 9
per 100,000 individuals[1]
GBS
occurs in up to 2
per 100,000 individuals[2]
ALS
occurs in up to 3.9
per 100,000 individuals[3]
MS
occurs in up to 33
per 100,000 individuals[4]
GAMUNEX®-C (immune globulin injection [human], 10% caprylate/chromatography purified) is indicated for the treatment of primary humoral immunodeficiency disease (PIDD), idiopathic thrombocytopenic purpura (ITP), and chronic inflammatory demyelinating polyneuropathy (CIDP).
GAMUNEX-C is contraindicated in patients who have had an anaphylactic or severe systemic reaction to the administration of human immune globulin. It is contraindicated in IgA-deficient patients with antibodies against IgA and history of hypersensitivity.

CIDP prevalence in patients with diabetes



DIABETES AND CIDP
CIDP may be more prevalent in patients with diabetes[5]
DIABETES WAS MORE COMMON THAN EXPECTED
in certain cohorts of patients with CIDP*
One study demonstrated that the occurrence of CIDP was up to
11X HIGHER
in patients with diabetes

Market expansion focus on peripheral neuropathies & diagnosis of CIDP



Though similar in presentation, there are
key differences between typical CIDP and DPN[6,7]
TYPICAL CIDP
Distal and proximal weakness
Motor and sensory loss
Reduced or absent reflexes
Symptoms evolve over months
DPN
Distal weakness mainly in the feet
Sensory loss, with no motor loss observed
Must have absent ankle jerks
Symptoms evolve over years
THINK CIDP
when a patient with diabetes presents with weakness

The occurrence of CIDP may be higher in patients with diabetes

Product segmentation: Germany

GAMUNEX®


Gamunex 10%
Keine Kompromisse bei der CIDP-Therapie.
Therapeutische Qualität entscheidet.
CIDP-Impulsgeber
setzt Standards

Dedicated neurology sales team since 2011

FLEBOGAMMA® DIF


DIF
GARANTIE
Flebogamma DIF
Be DIFferent

New campaign and dedicated sales team launched in 2013

Product segmentation: Germany

GAMUNEX®


9.3% CAGR
2011
2012
2013
2014

FLEBOGAMMA® DIF


+60%
2011
2012
2013
2014

Global IG expansion

Optimize position in markets where Grifols IG brands are market leaders

- ✓ United States
- ✓ Germany
- ✓ Canada

Launch and grow Grifols IG brands in other key markets

- ✓ France
- ✓ Turkey
- ✓ Latin America

Hyperimmune growth: Rabies and Tetanus

- ✓ Rabies is essentially 100% **fatal**, but also 100% **preventable**
- ✓ 59% of patients who get rabies vaccine do not get rabies IG despite CDC recommendation for **passive** immunity (RIG) plus **active** immunity (vaccine) after exposure
- ✓ HyperRAB® is one of two RIG products available in US and has over 90% share (MRB 2013)
- ✓ New dedicated Hyperimmune team will raise awareness of appropriate rabies prevention and drive brand preference for HyperRAB®


US HyperRAB® ($M)
24.5% CAGR
2011
2012
2013
2014


Close The Gap Of Immune Vulnerability
IMMUNE GAP
VACCINE
With The Rapid Protection Of The Hypermunes
HYPERMUNES


Patient is exposed to rabies
DAY 0

Building around core customer: Tetanus IG and Vaccine - I

CDC guidelines suggest tetanus immunoglobulin (TIG) & Vaccine treatment for patients with less than three doses of vaccine or an uncertain vaccination history

Vaccination History		Type of wound	Tetanus Vaccine Booster	Tetanus Immunoglobulin
3 or more doses	< 5 years since last dose	All wounds	NO	NO
	5-10 years since last dose	Clean minor wounds	NO	NO
		All other wounds	YES	NO
	> 10 years since last dose	All wounds	YES	NO
< 3 doses or uncertain		Clean minor wounds	YES	NO
		All other wounds	**YES**	**YES**

Building around core customer: Tetanus IG and Vaccine - II

- ✓ CDC Post-Exposure Prophylaxis guidelines to include TIG for those within uncertain vaccination history are *not* routinely followed
- ✓ Grifols has 100% share of the Tetanus IG market with HyperTET® and has licensed a tetanus diphtheria (Td) vaccine from MassBiologics (currently holds 1/3 of a two-product market)
- ✓ Call point at emergency department is same for post-exposure prophylaxis of rabies and tetanus
- ✓ Focused selling team, targeting, and message expected to add over $10M in vaccine sales to US portfolio within two years, while also driven HyperTET® growth

Immunoglobulin portfolio summary

- ✓ Focused product positioning for Gamunex® and Flebogamma® DIF is strengthening the leading global immunoglobulin portfolio
- ✓ Emphasis on patient diagnosis and optimal treatment creates additional growth opportunity for Gamunex®
- ✓ New market launches plus expansion in underdeveloped markets is a core part of our immunoglobulin strategy
- ✓ Grifols' Hyperimmune portfolio is an important driver of value and we are investing to increase growth through emphasis on guideline-based treatment and brand choice

Grifols pdFVIII

Grifols holds leading pdFVIII position (values)


pdFVIII market shares[1]
GRIFOLS
OCTAPHARMA
BAXTER
CSL
BIOTEST
KEDRION
Others
23%
18%
15%
13%
9%
6%
16%


Grifols regional split[2]
40%
36%
14%
10%
N.America
Europe
LATAM
MEA

[1] Internal data, MRB & Secondary official data year 2013
[2] Grifols 2014 net revenues

Grifols FVIII sales split - I

2014 Sales Volume


44%
56%

Tender sales: 44%

✓ Three Grifols brands with a similar share of units


Fanhdi®
34%
Alphanate®
32%
Koate®
34%

Commercial sales: 56%

✓ Fanhdi®/ Alphanate®

✓ 3 uses


HA
31%
ITI
61%
VWD
8%

Sources: Internal data & Secondary official data year 2014

Grifols FVIII sales split - II

2014: Grifols FVIII products maintain leadership and grow equal or faster in promotion sensitive markets

	Volume growth	
Countries	Market pdFVIII	Grifols pdFVIII
US	8%	8%
Italy*	2%	24%
Spain	6%	13%
TOTAL	**5%**	**9%**

Sources: Internal data & Secondary official data year 2014
**Excluded National Plasma self-sufficiency market*

Growth to continue for plasma-derived therapies - I

Key drivers of success for the commercial market:

Improve brand choice in ITI treatment:

✓ **Alphanate® is the preferred natural factor VIII among hematologists practicing in hemophilia treatment centers**

- Survey participants preferred Alphanate® over the other five available natural factor VIII products by a statistically significant margin [(p<0.05) 95% confidence interval
- Alphanate® has captured 83% of the plasma derived pdFVIII high volume market*

✓ **Improve Fanhdi® and Alphanate® labelling:**

- Experience labelling on ITI (UK, Italy, Germany, Czech Rep, Slovak Rep, Poland & Spain)
- ITI prospective trial (Alphanate® trial)

** Source: Adivo / MRB*

Growth to continue for plasma-derived therapies - II

Key drivers of success for the commercial market:

- ✓ **Improve Fanhdi® and Alphanate® convenience**:
  - High vial assays: Alphanate® 2000 IU vial
    Future projects: higher assays, reduce the volume

Hemophilia HV US patient population



Patients
400
300
200
100
0
380
110
Future Opportunity
HV Protocol
HV Protocol on pdFVII

Source: UDC data 2011 / MRB / PPTA / Market Research

Grifols pdFVIII summary

- ✓ Grifols maintains a leading position in the pdFVIII market with 23% global share that keeps the FVIII as one of the key proteins to balance the liter
- ✓ Grifols pdFVIII is growing faster than the market with the promotion of natural FVIII used to treat patients that develop inhibitors
- ✓ Alphanate® has a leadership position in the US with a 45% of overall market share and 83% share of the high volume market. Alphanate® is the preferred natural Factor VIII among hematologists practicing in hemophilia treatment centers

Grifols Albumin

Grifols is a global leader with strong positions in China & US

Albumin market shares[1]


CSL
GRIFOLS
BAXTER
OCTAPHARMA
KEDRION
KGC
Others
23%
17%
12%
9%
4%
3%
32%

Grifols regional split[2]


N. America
Europe
LATAM
Middle-East
Asia-Pacific
35%
14%
9%
6%
36%

[1] Internal data, MRB & Secondary official data year 2013
[2] Grifols 2014 net revenues

Grifols well positioned

- ✓ Grifols well positioned as market demand estimated to grow at 9.1% CAGR
- ✓ Growth driven by US and China, where Grifols is expected to grow above the market
- ✓ Developing countries are expected to grow at double digit rate in the coming years
- ✓ FDA & EMA restrictions on HES allow for Albumin growth (mainly EU)
- ✓ Grifols is investing in Albumin:
  - New indications: Alzheimer, cirrhosis and other diseases
  - Field promotion in key markets
  - New packaging: Albumin in bags
  - Expanded manufacturing capacity

Grifols Albumin summary

- ✓ Grifols maintains a global leading position in Albumin sales with strong positions in the largest markets: China and US
- ✓ Grifols is investing in Albumin as a new therapeutic agent for Cirrhosis, Acute Liver Failure and ALS. Should these clinical trials be successful this would reinforce Albumin properties beyond fluid management and could create a sales opportunity of approximately 500M+ euros over a five year period
- ✓ Albumin market demand will continue to grow and this will be driven by the US and China where Grifols is expected to grow above market with specific promotion in the main identified indications

Grifols Alpha-1 Antitrypsin

Grifols holds leading Alpha-1 position

Grifols is the leading manufacturer in the worldwide Alpha-1 business

Alpha-1 market shares[1]


64%
16%
11%
9%
GRIFOLS
CSL
BAXTER
Others

Grifols regional split[2]


1%
30%
69%
North America
Europe
Others

[1] Internal data, MRB & Secondary official data year 2013
[2] Grifols 2014 net revenues

Global Alpha-1 opportunity remains significant


400.000
350.000
300.000
250.000
200.000
150.000
100.000
50.000
-
Only 5% are aware of their Alpha-1 status
Approximately 66% are treated
64% of those treated receive a Grifols product
Diagnosed COPD with Severe Alpha-1 Deficiency
Diagnosed Alpha-1 Deficiency
Treated with Augmentation Therapy
Receiving Grifols Product

As many as 350,000 **diagnosed COPD** patients in US, Canada, Europe and other **accessible global markets** may have severe Alpha-1 deficiency as the **underlying cause of COPD***

** Grifols estimates based on published prevalence studies and internal data*

Global Alpha-1 strategy

Dedicated pulmonary teams	• Established in US, Canada and Germany • Expanding to Spain, Portugal, Italy and LATAM
Focused Alpha-1 testing	• Proprietary test kits (US, Canada and Europe) • New targets (e.g. COPD patient pilots in US and Germany)
Alpha-1 disease management	• Prolastin Direct with AlphaNet in US and Canada • AlphaCare in Germany

Testing and patient enrollment respond to increased promotion in US market


Test kits (43% CAGR)
New patients (17% CAGR)
Launched dedicated Sales Force
Sales Force expansion
2008
2009
2010
2011
2012
2013
2014

Source: Internal data

Similar investments in other key markets (values)

GERMANY


Dedicated Sales Team
Sales Force Expansion
Disease Management
2010
2011
2012
2013
2014

7% CAGR

CANADA


Dedicated Sales Team
Disease Management
Expanded Sales Team
2010
2011
2012
2013
2014

25% CAGR

Source: Internal data

Alpha-1 strategy maintains leadership, delivers growth, balances plasma use



Cumulative Growth Since 2011
150%
140%
130%
120%
110%
100%
90%
80%
Alpha-1
Total Bioscience
100%
100%
117%
114%
125%
121%
140%
124%
11.9% CAGR
7.4% CAGR
2011
2012
2013
2014

Planned expansion: New markets
Commercial model expansion
Pulmonary portfolio growth

Source: Internal data

Pulmonary summary

- ✓ Grifols maintains a leading position in the Alpha-1 market with 64% global share that is increasing revenue efficiency per liter
- ✓ The global opportunity in Alpha-1 patient identification and treatment is large, making new and underdeveloped markets a core part of our growth strategy
- ✓ Our model of driving patient identification through dedicated pulmonary teams and offering disease management for Alpha-1 patients has proven successful in US, Canada and Germany and we are expanding the strategy to new markets
- ✓ The addition of Pulmaquin® for non-cystic fibrosis bronchiectasis (NCFBE) will be the first portfolio addition to take advantage of our commercial strength in the specialized pulmonary market

Building around the core customer: Pulmaquin®

- ✓ An exclusive, worldwide license signed by Grifols for Aradigm's proprietary formulations of inhaled ciprofloxacin (Pulmaquin®) for the treatment of severe respiratory diseases (August 2013)
- ✓ Pulmaquin® is a once daily, dual release inhaled formulation that is a mixture of encapsulated and unencapsulated ciprofloxacin
- ✓ Initial indication is for NCFBE with launch anticipated in the US in 2017 and EU in 2018
- ✓ Pulmaquin® will have commercial synergies with Grifols' Alpha-1 business

ARADIGM

Addressing Unmet Needs in Respiratory Medicine

Igor Gonda

Safe-harbor statement

ARADIGM

This presentation contains forward-looking statements that are based on Aradigm's current expectations and beliefs and are subject to a number of risks, uncertainties, and assumptions that could cause actual results to differ materially from those described. All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements, including estimates of revenues, operating margins, capital expenditures, cash, the extent of cash needs and the sufficiency of cash resources, other financial metrics, expected legal, arbitration, political, regulatory, or clinical results, and other such estimates and results. Forward-looking statements involve significant risks and uncertainties, including those discussed below and more fully described in the Securities and Exchange Commission (SEC) reports filed by Aradigm, including Aradigm's most recent annual report on Form 10-K and most recent periodic reports on Form 10-Q and Form 8-K. Please refer to Aradigm's most recent Forms 10-K, 10-Q, and 8-K for additional information on the uncertainties and risk factors related to our business. Unless otherwise noted, Aradigm is providing this information as of May 11, 2015 and expressly disclaims any duty to update information contained in this presentation.

No forward-looking statement can be guaranteed and actual results may differ materially from those we project. Aradigm's results may be affected by our ability to successfully develop, partner and market our products domestically and internationally, difficulties or delays in manufacturing our products, and regulatory developments (domestic or foreign) involving current and future products and manufacturing facilities. Discovery or identification of new product candidates cannot be guaranteed and movement from concept to product is uncertain; consequently, there can be no guarantee that any particular product candidate will be successful and become a commercial product. In addition, while we routinely obtain patents for our products and technology, the protection offered by our patents and patent applications may be challenged, invalidated, or circumvented by our competitors. Our business may be impacted by government investigations, litigation, and products liability claims.

Aradigm, AERx, Lipoquin®, Pulmaquin® and the Aradigm Logo are registered trademarks of Aradigm Corporation.

Other names and brands may be claimed as the property of others.

Company overview

ARADIGM

Experts in medications administered by inhalation

- ✓ Emerging respiratory specialty pharma company
- ✓ Exclusively focused on prevention and treatment severe pulmonary disease
- ✓ Located in the San Francisco Bay Area
- ✓ Most of the development team worked at Genentech

Therapeutic product pipeline*

ARADIGM

Development stage (P= Pulmaquin®, L=Lipoquin®)


Pre-clinical
Phase I
Phase IIa
Phase IIb
Phase III
Bronchiectasis (P)
Completed
Underway
Cystic Fibrosis (L)
Completed
Biodefense** (P,L)
Successful rodent studies
Protocols in development for approval under the "Animal Rule"
NTM (P,L)
Promising preclinical data
Inhaled Nicotine for Smoking Cessation
Completed
Protocols in development
Inhaled Nicotine for cigarette replacement (consumer product)

*NIH-funded diagnostic program in humans underway as well
**Tularemia, Plague, Melioidosis and Q-Fever

Investment highlights

ARADIGM

Applied pulmonary expertise provides multiple opportunities

Pulmaquin®: Proprietary Inhaled Ciprofloxacin for Lung Diseases

1. Currently in phase III for chronic therapy for Bronchiectasis - an Orphan Drug indication
   Protocols designed with input from both FDA and EMA; QIDP designation and fast track received from FDA
2. Compelling phase IIa data in Cystic Fibrosis (orphan disease), animal data against bioterrorism infections and preclinical results in non-TB mycobacteria
3. Global licensing deal in place with Grifols, S.A
4. Patents granted in multiple geographies - exclusivity to 2031

Bronchiectasis (BE): Background

ARADIGM

- ✓ **BE is a severe obstructive lung disease**
  Vicious cycle of lung injury, infection, inflammation, airflow obstruction and eventually death due to respiratory complications
  Many diseases can lead to BE (TB, CF, COPD)
- ✓ **"Non-CF BE" > 110,000 patients in US (growing at ~ 8.7% p.a.), 210,000 in EU who are not CF patients and whose disease is unlikely to be caused by smoking**
  Aradigm has Qualified Infectious Disease Product (QIDP) designation and orphan drug designation for BE in US
- ✓ **Large populations in Asia and other parts of the world**
- ✓ **No specific treatment approved**
- ✓ **Respiratory infections are the key reason for pulmonary exacerbations leading to a high incidence of hospitalizations**
  Average cost: $42,000 per hospitalized event

Infections with *Pseudomonas aeruginosa*

ARADIGM

Differentiating characteristic underlying the severity


30 million
U.S. Patients
>110,000
U.S. Patients
30,000
U.S. Patients
Bacteria burden
(illustrative)
Cystic Fibrosis
Non-CF
Bronchiectasis
Bacteria burden
(illustrative)
COPD (chronic
bronchitis,
emphysema)
Bacteria burden
(illustrative)
No P. aeruginosa
Severity of disease
Chronic P. aeruginosa

Colonization with *P. aeruginosa:*

ARADIGM

The presence of PA rapidly increases rate of exacerbations and decline in lung function



Lung function
Infections/exacerbations
TIME
Chronically infected with *P. aeruginosa*

Aradigm's lead product: Pulmaquin®

ARADIGM



Initial Formulation
Liposome (cross-section)
Ciprofloxacin
Lipoquin® ARD-3100 (Initial formulation)
Pulmaquin® ARD-3150
Lipoquin® ARD-3100 (Initial formulation)
Ciprofloxacin
Superior antibacterial activity plus anti-inflammatory effect
Inhaled once daily using FDA-approved Pari LC Sprint Nebulizer

Aradigm's opportunity in BE

ARADIGM

Orphan condition with no approved therapies, QIDP designation and Fast Track received

High treatment costs and premature death

Fast track, priority review possible

Strong IP protection

Four patents issued in US, two in Australia, one each in Japan and EU– protection to 2031

US QIDP and orphan drug status granted

Approvable endpoint achieved in ORBIT-2 – Phase IIb trial

Increase in time to exacerbation is beneficial for payers and patients

Phase III program underway

Few competitors pursuing this indication

Previous attempts using "unencapsulated" inhaled antibiotics (e.g., TOBI, Cayston, colistin) failed

Aradigm's unique approach:

Potent antibacterial activity

Good pulmonary safety and tolerability

Significant positive impact on pulmonary exacerbations

Aradigm believes Pulmaquin® for BE is a "billion $ plus" opportunity

Grifols has stated sales expectations of $300 million in Year 3 post launch

Very high sustained Ciprofloxacin sputum levels

ARADIGM

Unachievable with oral or IV Ciprofloxacin

Pulmaquin®



Ciprofloxacin (µg/g sputum)
1000
100
10
Patient 1
Patient 2
MIC*
0
5
10
15
20
25
30
Time from last dose (hours)

* Moskowitz SM et al., (2004), J Clin Microb 42:1915-1922

Preventing pulmonary exacerbations

ARADIGM

Why do we use inhaled Liposomal Ciprofloxacin?

Choice of drug: Ciprofloxacin

Broad spectrum antibiotic – different class from approved inhaled antibiotics, no cross-resistance

Approved as tablets and injections

Tablets and injections used *to treat acute lung infections* – rarely used chronically for **prevention** of pulmonary exacerbations because:

- Ciprofloxacin has systemic side effects
- There are concerns about emergence of antibiotic resistance with systemic antibiotic use

Choice of delivery method: Inhalation

Rapid onset of action, improved efficacy (rapid and sustained high antibiotic concentrations at the sites of infection in the respiratory tract)

Low blood levels – less likely systemic side effects and resistance

Choice of formulation:
Slow Release Liposomal Encapsulation

Reduces frequency of dosing (once daily vs. twice daily for TOBI® and three times for Cayston®)

Improves respiratory tolerability compared to unencapsulated inhaled antibiotics

ORBIT-2 phase IIb study of Pulmaquin® vs placebo in bronchiectasis

ARADIGM

42 patients, 3 cycles of 28 days on/28 days off (~ 6 months)

Endpoint	Drug*	Placebo*
P. aeruginosa colony-forming units/Logs at 28 days (primary)	-4.44 (27,000 fold)	+0.13
Median time to first pulmonary event (secondary)	134 days	58 days
Required supplemental antibiotics (secondary)	7 patients	15 patients

ORBIT-2 demonstrated that controlled release of inhaled ciprofloxacin in the lung results in excellent anti-infective activity coupled with good safety and tolerability, leading to a statistically significant increase in the median time to first pulmonary exacerbation – **an approvable primary endpoint**. No evidence of emergence of resistance due to treatment

* *Safety: Superior pulmonary adverse events profile in the treatment group vs. the placebo group. No significant change in lung function (FEV1)*

Pulmaquin® in BE

ARADIGM

Phase III design cleared with FDA and EMA

- ✓ **Two phase III pivotal trials currently enrolling**
- ✓ **Trial design**
  - ~ 255 patients per trial
  - 6 cycles of once daily treatment with Pulmaquin® vs placebo (6x28 days on/28 days off ~ 1 year) + 28 days open label extension
  - Primary endpoint: time to first pulmonary exacerbation
  - *ORBIT-2* met this endpoint with statistical significance: 134 days with Pulmaquin® vs 58 days on placebo
- ✓ **FDA and EMA agreement on design**

Pulmaquin® potential markets

ARADIGM

Unmet or poorly met medical needs present high value opportunities

- ✓ **Pseudomonas aeruginosa**
  - Non-CF Bronchiectasis (BE) (**phase III underway**)
  - Cystic Fibrosis (CF) (**phase IIa**)
  - Severe COPD
  - Japan: Diffuse Panbronchiolitis
- ✓ **Other infections**
  - Non-TB mycobacteria (**preclinical – funded by NIH grant**)
  - Broad-spectrum prophylaxis and treatment of "bioterrorism infections": inhalational tularemia, Q-fever and plague (**animal data, funded by UK and Canadian defense research labs**)

Key Bioscience Takeaways

Key Bioscience Takeaways

- ✓ Strategic focus is on market growth and geographic expansion while delivering innovation
- ✓ In the countries that account for 80% of Grifols Bioscience sales, the CAGR was 11% from 2011 to 2014
- ✓ Growth rates slowed into 2014 due to depletion of Albumin inventory synergies, slower market growth and pricing pressures, but within 2014, growth strengthened throughout the year
- ✓ Grifols sustains a leading position within our core business of plasma-derived therapies, being #1 in most of the major proteins
- ✓ Products like the TD vaccine and Pulmaquin® are building around the core of our business with the customer in mind
- ✓ Grifols has invested in the Bioscience division to sustain growth throughout the planning period (Commercial investments, Fractionation capacity, R&D)
- ✓ Significant growth opportunities remain for key proteins

Diagnostic: A new global franchise

Carsten Schroeder

2014 Highlights

2014 Highlights: Fully integrated new business

GLOBAL EXPANSION
- ✓ Strengthened presence in strategic markets
- ✓ Gained momentum in US for blood typing solutions

CAPACITY LEADERSHIP
- ✓ Continued investment to upgrade and expand Diagnostic manufacturing plants

INNOVATION ACCELERATION
- ✓ Received FDA clearance and CE mark for key products
- ✓ Initiated first project to capitalize on synergies with Bioscience

MULTI-BUSINESS BUILD
- ✓ Integrated the newly acquired blood screening business

Where we are today


STABILIZE
operations to ensure business continuity
INTEGRATE
the organizations successfully
EXECUTE
the Diagnostics strategy

Diagnostic vision

A global diagnostics company
focused on select, high-value markets providing
innovative solutions to:

- Detect human diseases
- Monitor therapies
- Ensure a safe blood and plasma supply

Overview & Strategy

Diagnostic division

AT-A-GLANCE

- 1,000+ full-time employees supporting Diagnostic success
- Integrated from assay/ instrumentation development through commercialization
- FDA, GMP & CE Licenses
- Commercial leader in Transfusion Medicine and emerging Specialty Diagnostics Portfolio



UNITED STATES
DIAGNOSTIC HEADQUARTERS & DX MANUFACTURING
Emeryville, CA
SWITZERLAND
REGIONAL OFFICE - Basel
DX MANUFACTURING- Düdingen
CHINA
REGIONAL OFFICE
Hong Kong
SPAIN
DX MANUFACTURING
Barcelona
Bilbao
Murcia
Zaragoza
AUSTRALIA
DX MANUFACTURING
Victoria

Diagnostics overview

	Nucleic Acid Testing (NAT)	Immunoassay	Blood typing	Other
2014 Net revenue % share	53%	26%	14%	7%
Market share[1]	57%	50 - 80%	7%	-
Partner/ Business model	**Hologic** 50% revenue share	**Ortho Clinical Diagnostics** 50% profit share	-	-
Products	Instruments, assays	Antigens	Gel cards (typing), genotyping, instruments	Blood bags, clinical analysis, hemostasis

93% of today's Diagnostic revenue comes from the Transfusion Medicine

[1] Nucleic acid testing represents the adopted market, Immunoassay represents OCD/ Grifols, depending on segment and geography

A global leader in Transfusion Medicine



COLLECTION
TESTING
TYPING
TRANSFUSION
BLOOD COLLECTION
GRIFOLS
Blood bags, separators, and blood management software
INFECTIOUS DISEASE SCREENING
Procleix NAT Solutions
NAT instruments, assays, and software
Immunoassay Reagents
Joint business with Ortho Clinical Diagnostics
COMPATIBILITY & PRE-TRANSFUSION TESTING
ABO/Rh typing
DG gel
Blood group genotyping
BLOODchip
TRACEABILITY
Gricode
Identify, register, and track transfusion elements

A global leader in Transfusion Medicine



GRIFOLS
IMMUNOASSAY REAGENTS
JOINT BUSINESS WITH
ORTHO CLINICAL DIAGNOSTICS

World-leading manufacturer and supplier of HCV & HIV antigens

Ortho Clinical Diagnostics
The Carlyle Group
Abbott
SIEMENS

- We supply HCV and HIV antigens to the top three immunoassay players
- Market position established with proprietary IP and sustained through manufacturing expertise for more than 20 years
- Consistent source of financial returns

50-80% immunoassay market share depending on segment and geography

Grifols & Ortho Clinical Diagnostics partnership

Grifols contributions	OCD contributions
✓ HCV & HIV patents	✓ Assay development & manufacturing
✓ Antigen research, manufacturing & supply	✓ Instrument development & manufacturing
✓ Assay research support	✓ Product commercialization
GRIFOLS	Ortho Clinical Diagnostics The Carlyle Group

Delivering **26%** of the total Grifols Diagnostic division net revenue

A global leader in Transfusion Medicine



COLLECTION
TESTING
TYPING
TRANSFUSION
BLOOD COLLECTION
GRIFOLS
Blood bags, separators, and blood management software
INFECTIOUS DISEASE SCREENING
Procleix NAT Solutions
NAT instruments, assays, and software
Immunoassay Reagents
Joint business with Ortho Clinical Diagnostics
COMPATIBILITY & PRE-TRANSFUSION TESTING
ABO/Rh typing
DGgel
Blood group genotyping
BLOODchip
TRACEABILITY
Gricode
Identify, register, and track transfusion elements

A global leader in Transfusion Medicine



Procleix NAT Solutions
By Hologic and Grifols
NAT INSTRUMENTS, ASSAYS, AND SOFTWARE

A global leader in NAT blood screening



Global market split
~87 million donations[1]
24%
76%
Adopted
Unadopted
Global share of adopted
43%
57%
Grifols
Others
Regional share
US
21%
79%
APAC
25%
75%
Grifols
Others

- ✓ Differentiated automated platforms and best-in-class assays
- ✓ Customer value and satisfaction through focus on sales, service and support

[1] *Represents 2014 data for select countries, internal estimate*

Converting unadopted markets and accounts



Competitive account conversion
Unadopted to adopted
Canada +21%
Mexico +10%
Brazil +6%
Greece +32%
Russia +8%
South Korea +65%
Japan +100%
Taiwan +90%
Indonesia +7%
India +4%
China +14%

Market share percentage point increase from 2010 - 2014; internal estimate

Grifols & Hologic® partnership

Grifols contributions

- ✓ HCV & HIV patents
- ✓ Product commercialization, technical service, support & training
- ✓ Regulatory activities outside of US

GRIFOLS

Hologic® contributions

- ✓ Product development & manufacturing
- ✓ Technology (TMA) patent
- ✓ Regulatory activities in the US

HOLOGIC®

Delivering **53%** of the total Grifols Diagnostic net revenue

Transfusion Medicine pipeline

ASSAYS INSTRUMENTS/ DEVICES

TESTING

TYPING

NAT



Automation-Ready Procleix Panther

HEV, Dengue
Parvo/ HAV 3.0

IMMUNOASSAY



Summit System, Vitros Instrument
In partnership with OCD

HIV-Combo
New antigens

BLOOD TYPING SOLUTIONS



Donor Center Erytra* | Multi-cards | BGG

Integrated software solution

Expanding our Transfusion Medicine business

GLOBAL EXPANSION

- ✓ Protect and grow the business
- ✓ Enter targeted emerging markets
- ✓ Continue best-in-class service & support

CAPACITY LEADERSHIP

- ✓ Continue investment to upgrade and expand Diagnostic manufacturing plants

INNOVATION ACCELERATION

- ✓ Invest in strategic partnerships/ technologies
- ✓ Offer innovative and integrated solutions

Our current business


TRANSFUSION MEDICINE
SPECIALTY DIAGNOSTICS

Specialty Diagnostics product portfolio

SPECIALTY DIAGNOSTICS



Hemostasis
(coagulation; routine & specialized)



Infectious Disease
(EIA; Triturus® & Evanzys®)

Autoimmune
(ELISA® and biologics therapy monitoring, Promonitor®)

Neurodegenerative

Build a strong Specialty Diagnostics business

GLOBAL EXPANSION

- ✓ Leverage instrument installed base and current product portfolio

INNOVATION ACCELERATION

- ✓ Focus on unmet medical needs
- ✓ Develop proprietary, high value tests
- ✓ Evaluate next generation sequencing platform

Leverage capabilities across divisions


BIOSCIENCE
DIAGNOSTICS
HOSPITAL

Maximize market opportunities for Bioscience

- ✓ Alzheimer's disease needs an early diagnosis
- ✓ Araclon has developed kits that has allowed a direct determination of beta-amyloid proteins in blood
- ✓ Clinical studies are underway to validate our Aβ test kits as indicative tools in the diagnosis of Alzheimer's


Aβ
Beta-amyloid peptide free in plasma
$A\beta_P$
Beta-amyloid peptide bound to other plasma components
$A\beta_C$
Beta-amyloid peptide bound to blood cells

> "Alzheimer's kills more than prostate and breast cancers combined."
>
> ❖ Alzheimer's Association - www.alz.org May 2015

Maximize market opportunities for Bioscience

- ✓ Alpha-1 deficiency which often goes undetected, is a genetic disorder that can lead to serious health issues such as lung disease
- ✓ Early diagnosis and intervention is important
- ✓ Grifols is developing a novel Alpha-1 diagnostic test and offers plasma therapies for Alpha-1deficiency



PROLASTIN C
alpha₁-proteinase inhibitor (human)

Cost and efficiency opportunities in plasma collection

PLASMA COLLECTION & PROCESSING

Exploring a "quick screen" infectious disease test here…


1 PRE-SCREENING
2 COLLECTION
3 TESTING STORAGE
4 RELEASE
QUESTIONNAIRE
HEALTH CHECK
RED CELLS
BLOOD
PLASMAPHERESIS
PLASMA
FRACTIONATION

…further improves efficiency and costs

Key Diagnostic Takeaways

Key Diagnostic Takeaways

GLOBAL EXPANSION	✓ Continue to expand Transfusion Medicine leadership ✓ Build a strong Specialty Diagnostic business
CAPACITY LEADERSHIP	✓ Continue investment in manufacturing plants to meet growing Diagnostic business
INNOVATION ACCELERATION	✓ Invest in strategic partnerships and technologies ✓ Launch innovative integrated solutions
MULTI-BUSINESS BUILD	✓ Capitalize on commercial synergies with Bioscience and Hospital

Plasma procurement progress

Shinji Wada

"Integration" to "Excellence"

- ✓ Network of 150 centers maintained while supporting the company's increasing plasma throughput
- ✓ Critical processes harmonization progressed under the Grifols Plasma Operations Management team
- ✓ Field organization was restructured and streamlined for better oversight and tactical execution
- ✓ Three testing laboratories were integrated to two Texas labs with in-house NAT testing platform


PLASMA CENTRE
PLASMA WAREHOUSE
FRACTIONATION FACILITY
TESTING LAB
ACADEMY

Completion of NC plasma logistics center



- ✓ 7,760 m^2 Fully automated plasma storage and clearing warehouse
- ✓ 5,032 pallet positions for 3.2 million liters capacity

Donor center automation projects - I

Plasma Bottle Sampling (PBS) System

- ✓ Designed and build by Grifols Engineering
- ✓ Simplify extraction of plasma samples
- ✓ Verify integrity of unit/sample identification
- ✓ Improved employee safety during the process
- ✓ Rollout to Grifols donor centers will be completed in 2015



Donor center automation projects - II

Grifols Donation System (GDS)

- ✓ Donor Center Management Software designed and build by Grifols IT
- ✓ Tailored to Grifols Best Practices and SOP for further quality excellence
- ✓ Powerful data and logistic management functions



GDS
GRIFOLS
Grifols Donation System

Significant labor cost saving and process efficiency improvement expected

Technological advance for plasma logistics

Plasma RFID Bottle

- ✓ Patented RFID technology for Plasma unit management
- ✓ Developed with major soft goods suppliers
- ✓ Assure complete traceability and quality of plasma unit handling at donor centers, logistic center and fractionation plant



Antenna
Chip
Supplier 1
Supplier 2

Reduce significant manual work load of plasma unit logistics

US plasma collection industry

- ✓ Double digit y-o-y volume Increase for the last 3 years
- ✓ Rapid increase of new donor centers
- ✓ Declining recovered plasma availability
- ✓ Increasing competition among donor centers
- ✓ Industry focus on donor-safety


(Million Liter)
(# of Centers)
30
25
20
15
10
5
0
500
480
460
440
420
400
380
360
401
404
411
427
478
2010
2011
2012
2013
2014

Supporting growing plasma demand

- ✓ 15 new donor centers opened or relocated and upgraded to "Grifols Standard"
- ✓ 12 major remodeling completed
- ✓ Average collection volume of existing centers nicely growing
- ✓ Aggressive new center opening, planned (65 facilities in 5 years) to warrant company's long-term growth and capacity leadership


Grifols Plasma Operations donor centers
(# of Centers)
225
200
175
150
125
100
+43%
2014
2016
2018
2020

New donor centers in start-up



Volume growth
(Annualized liter)
35.000
30.000
25.000
20.000
15.000
10.000
5.000
1 2 3 4 5 6 7 8 9 10 11 12
(Month)

- ✓ Need careful balancing of quality operation and collection volume increase



Plasma cost evolution
(% of target)
240%
220%
200%
180%
160%
140%
120%
100%
1 2 3 4 5 6 7 8 9 10 11 12
(Month)

- ✓ Controlling cost at any new center is challenging
- ✓ 2 plus years to reach cost target



Biomat USA Plasma Center

Aggressive plasma cost management

- ✓ Fixed cost absorption by planned volume growth
- ✓ Accelerating process automations with new technologies for significant labor cost and process efficiency improvements
- ✓ Re-engineering donor center labor management model
- ✓ Pursuing further synergies with other Grifols divisions
- ✓ Further investments for center employees development

Plasma cost structure



Support & Fixed
Logistics
Fees
Supply & Other var.
Testing
Labor

Quality of employees matters

Grifols Academy accredited by ACCET

The Grifols Academy received accreditation for a five year period by the Accrediting Council for Continuing Education and Training (ACCET)

Provides national recognition to the Academy

Allows the Academy to grant continuing education credits (CEUs) to be used by Grifols employees

ACCET

Grifols Academy's partnership with the College for America

Grifols Plasma Operations employees who want to continue to grow their career with Grifols can receive their necessary education through College for America

221 Employees actively enrolled

179	Associates degree
5	Bachelors degree
3	**Completed the program**

COLLEGE for AMERICA

Grifols partnership with the College for America was ***recognized by the White House after President Obama's State of the Union Address on January 20, 2015***

Key Plasma procurement progress Takeaways

Grifols Plasma Procurement progress Takeaways

- ✓ Continue maximizing plasma collection at existing, licensed donor centers
- ✓ Aggressively adding new centers for long-term capacity leadership
- ✓ Improvement of plasma cost efficiency by innovative solutions, labor model re-engineering and continuous process improvements
- ✓ Continue investment to employee competency development through Grifols Academy programs
- ✓ Enhance specialty plasma programs to support hyper-Ig franchise

Future of plasma derivatives and Grifols initiatives

Toni Paez

Grifols initiatives

- ✓ Plasma derivatives as natural products
- ✓ Immunoglobulins in infectious disease and immunology
  - Specific IGs
  - World plasma pool
- ✓ Liver failure
- ✓ Aging, age-related conditions and other diseases
  - Alzheimer's
  - ALS (Lou Gehrig's disease) and others
  - Young plasma derivatives

Plasma derivatives are natural products

Natural plasma proteins



- ✓ Until the 80's there was just one type of therapeutic plasma proteins that found in Nature
- ✓ Found in human plasma
- ✓ Consequence of human evolution through Natural selection
- ✓ Hundreds of millions years needed to evolve
- ✓ Critical components for the equilibrium of multiple functions

Engineered proteins

- ✓ **Recombinant** and **Transgenic:** produced from the 80's as **"copies"** of natural proteins in ***genetically modified*** cells or animals, with a few differences due to post-translational modifications, which came to satisfy the required amount for certain diseases
  - recombinant Factor VIII (success)
  - transgenic A1P1 (failure)
- ✓ **Fusion proteins**: new artificial proteins "**created**" from other proteins modifying their natural function and metabolism
  - Fc Fusion

Fc Fusion


Fc
FVIII fragment

- ✓ Assembly of a recombinant Factor VIII fragment and an immunoglobulin portion
- ✓ Factor VIII is not bound to its natural partner, von Willebrand Factor
- ✓ Not found in Nature
- ✓ Potentially more immunogenic than the natural protein and its copies
- ✓ Other risks not yet known (multiple functions)
- ✓ Little advantage in front of the natural (e.g. 2 weekly infusions instead of 3)

IG in infectious disease and immunology

IG as a treatment of infectious diseases

- ✓ Human immune system can avoid re-infection in patients recovered from a first infection (e.g. measles)
- ✓ Immune system produces IG against pathogens (defenses)
- ✓ Such IG can be used to treat disease during its course
- ✓ Specific IG target specific pathogens
- ✓ Same concept leads to vaccination: the immune system produces specific IG
- ✓ In addition, immunodeficient patients cannot be vaccinated

But regardless of vaccination, IG have been used for treatment of infections
The scientific world has forgotten this use

Not all IGs are the same

- ✓ Different IG bind to different sites of a toxin or pathogen and with different intensity
- ✓ Monoclonal IG bind to a **single** site
- ✓ Natural IG bind to **multiple** sites
- ✓ Natural IG present a **higher likelihood of neutralizing** a toxin or pathogen
- ✓ Natural IGs are capable of inhibiting **multiple paths** to infectivity


Aggregation
Blocked attachment:
1) Steric interference
2) Capsid stabilization
3) Structural changes
Blocked endocytosis?
Blocked uncoating
1) Capsid stabilization
2) Fusion interference

Grifols has and is developing neutralizing tests to explore new indications for our natural immunoglobulins

Development of hyperimmune natural IG

- ✓ Vaccination of a naïve population without the disease
- ✓ Immune system produces specific IG against disease
- ✓ **Hyperimmune** plasma collection from donors



Naïve population

- ✓ Vaccine is not available
- ✓ Population that has recovered from disease has high titers of specific IG against disease
- ✓ **Convalescent plasma** collection from recovered patients



Convalescent population

Potential opportunities for hyperimmune IG

- ✓ Hyperimmune plasma to approach diseases with an active vaccine
- ✓ May include all infectious diseases for which there is an effective vaccine


(VACCI) NATIONS OF THE WORLD


MOST REQUIRED VACCINES WORLDWIDE
0
50
100
150
200
Bacille Calmette-Guérin vaccine
Oral polio vaccine
Hepatitis B vaccine
Measles mumps and rubella vaccine
Tetanus toxoid
Measles vaccine
Influenza
Source: WORLD HEALTH ORGANIZATION

Hyperimmune IG can be used in countries where there is no effective vaccination

Grifols has a broad hyperimmune portfolio

North America	Worldwide Markets	Indication	Dosage	Co-therapeutic	Packaging
HyperRab S/D	HyperRab S/D	Post-exposure prophylaxis for rabies	20 IU/kg (0.133 mL/kg)	rabies vaccine	2mL and 10mL vials
HyperTet S/D	Igantet	Post-exposure prophylaxis for tetanus	4.0 units/kg (<7 yrs) 250-IU IM injection (>7yrs)	tetanus vaccine	250 unit prefilled syringes (PFS)
HyperRho S/D	Igamad, Igantid	Rh hemolytic disease of the newborn (HDN)	1500 IU ante-partum and post-partum series	none	1500 IU PFS
HyperHepB S/D	Igantibe, NIULIVA	Post-exposure prophylaxis for hepatitis B virus	0.06 mL/kg IM within 7 or 14 days of exposure; 0.5 mL IM on day of birth	hepB vaccine	0.5 (neonatal), 1 and 5 mL PFS
GammaStan S/D	Igamplia	Pre- and post-exposure prophylaxis for hepatitis A virus; prophylaxis for measles and rubella during 1st trimester of pregnancy	HAV -0.02 mL/kg, up to 2 weeks post exposure; Measles - 0.25 mL/kg	none	2 mL and 10 mL single dose vials

Hyperimmune IGs can cover the vulnerability gap

- ✓ There is a gap between administration and protection timepoints in vaccination
- ✓ Immune vulnerability gap
- ✓ **Hyperimmune IGs can cover the gap**



Close the gap of immune vulnerability
Protection
IMMUNE GAP
VACCINE
Weeks
With the rapid protection of the hypermunes
Protection
HYPERMUNES
ACCINE
Weeks

Convalescent hyperimmune IG: dengue virus distribution



- ✓ Dengue is endemic in at least **100 countries** in Asia, the Pacific, the Americas, Africa, and the Caribbean
- ✓ Nearly all dengue cases reported in the 48 continental states were **acquired elsewhere by travelers or immigrants**
- ✓ The last reported continental dengue outbreak was in south Texas in 2005
- ✓ Local transmission of dengue was reported for the first time in France and Croatia in 2010
- ✓ In 2012, an outbreak of dengue on the Madeira islands of Portugal resulted in over 2,000 cases and imported cases were detected in mainland Portugal and 10 other countries in Europe

No vaccine is available
Potential treatment with convalescent immunoglobulin

Dengue virus IG facts

- ✓ Up to 500 million people are infected yearly with hundreds of thousands of severe cases occurring including 20,000 deaths
- ✓ Rates of dengue virus infection are increasing and the disease is spreading to new regions of the world
- ✓ IG may provide a useful tool to clinicians treating dengue patients
- ✓ Dengue virus antibodies have been detected in blood donations from endemic areas
- ✓ Convalescent plasma has been demonstrated to have neutralizing activity for other viruses of the same family

Grifols is developing tools that can be used to assess potential anti-dengue neutralizing activity in existing Grifols IG products and to develop new products

Anti-Ebola convalescent hyperimmune IG: Grifols project

- ✓ Use of hyperimmune plasma from recovered patients
- ✓ Production of anti-Ebola hyperimmune IG preparations
- ✓ Modular plasmapheresis center to collect convalescent plasma in epidemic areas
- ✓ Convalescent plasma IG facility to produce anti-Ebola IG

Grifols plasmapheresis modular center for epidemic areas





Grifols pioneering spirit: convalescent plasma IG facility



Clayton. Visit tomorrow, June, 5th

Probably the first and only completely isolated plasma IG facility in the world



World plasma pool: potential IG benefits

- ✓ Globalization facilitates human movements worldwide
- ✓ Infection patterns are different in different areas
- ✓ Immunodeficient patients are less protected

Unless

- ✓ Commercial IG have a broad representation against multiple agents from multiple world areas
- ✓ Combination of plasma collected from different areas of the world (**world plasma pool**) to be used in manufacturing IG
- ✓ Much broader spectrum against pathogens from multiple areas

Spectrum of IG: Primary immunodeficiencies

- ✓ Commercial IG is a **polyclonal pool of immunoglobulins**
- ✓ Representation of different IG **depends on donor population**
- ✓ IG obtained from different donor populations have **different antibody patterns**
- ✓ Patients suffering from Primary immunodeficiency **need IG to survive Vaccination does not work for them**
- ✓ Better coverage against infectious disease if a **broader spectrum of IG is contained into IG preparations**

A mixture of plasma collected in different geographical areas would guarantee this broader antibody spectrum: **World Plasma Pool**

Analysis of IGs from different geographical plasma origins



Different pathogen antibodies in different world areas - I



Dengue (RU/g IgG)
RU/g IgG
Hepatitis E (IU/g IgG)
IU/g IgG
Chikungunya (RU/g IgG)
RU/g IgG
WNV (RU/g IgG)
RU/g IgG
ARG
TAIW
AUST
IND
HONG KONG
SPN
TXEC
USA
CANADA

✓ India shows higher titers of Dengue, Hepatitis E, Chikungunya and WNV antibodies

--- Lower 95% CI of mean
— Upper 95% CI of mean

Different pathogen antibodies in different world areas - II


Varicela-Zoster (IU/g IgG)
300
200
100
0
IU/g IgG
ARG
TAIW
AUST
IND
HONG KONG
SPN
TXEC
USA
CANADA
Lower 95% CI of mean
Upper 95% CI of mean

✓ Canada shows higher titers of Varicela-Zoster, Poliovirus, Tetanus, etc.

The use of hyperimmune IG includes prevention and treatment

- ✓ Hyperimmune IG is obtained from vaccinated population plasma if vaccine is available
- ✓ Hyperimmune IG is obtained from convalescent plasma if vaccine is not available
- ✓ Hyperimmune IG can be used for prevention (immunodeficient patients)
- ✓ Hyperimmune IG can be used for treatment of infectious diseases (endemic, epidemic, emerging)

Not all the potential uses of IG have been developed yet

Albumin in Liver Disease

A pilot study performed with Albumin

- ✓ Total plasma exchange with Albumin 5% in Acute-on-chronic liver failure (ACLF)
- ✓ High mortality complication of liver cirrhosis (ICU patients)
- ✓ Liver transplant is the only therapy life-saving
- ✓ Most patients die before an organ is available
- ✓ Ten patients in a single institution in BCN, Spain (completed)
- ✓ Principal investigator: V. Arroyo, MD, Chairman of the European Consortium of Chronic Liver Failure

Preliminary results: survival improvement

A pilot study performed with Albumin

- ✓ Use of Albumin 20% in cirrhotic patients with ascitis
- ✓ Regular weekly intravenous infusion
- ✓ Thirty patients in 6 centers in Spain (completed)
- ✓ Principal investigator: V. Arroyo, MD, Chairman of the European Consortium of Chronic Liver Failure

Preliminary results: prevention of circulatory dysfunction

Effect of plasma exchange with Albumin on survival


Cumulative Incidence
0.4
0.2
0.0
0
50
100
150
Tiempo seguimineto para 6m
treatment
1
2

	Plasma exchange	Controls	
	10 cases	40 controls matched by CLIF-c	Survival p-value
28-day mortalty a 28 dias	3(30.0)	23(57.5)	0.077
90 day mortality	4(40.0)	26(65.0)	0.098
6 month mortality	4(40.0)	27(67.5)	0.078

Pivotal phase III clinical trials

Albumin 5%

- ✓ **APACHE** study. Plasma exchange in ACLF
- ✓ Approx. 350 patients in EU and US. Randomized, controlled
- ✓ Primary variable: survival
- ✓ Approval planned for 2020

Albumin 20%

- ✓ **PRECIOSA** study. Intravenous infusion of Albumin 20% in cirrhosis with ascitis
- ✓ Approx. 400 patients in EU and US. Randomized, controlled
- ✓ Primary variable: circulatory dysfunction
- ✓ Approval planned for 2020

Albumin in Alzheimer's

Albumin: a therapeutic agent for Alzheimer's disease

Total plasma exchange

- ✓ Removal of a plasma volume from a patient and replacement with the same volume of Albumin 5%. Blood cells are injected back to the patient
- ✓ Removes Amyloid-beta and other substances potentially related with Alzheimer's etiology

Hemopheresis

- ✓ Removal of a limited volume of plasma (similar to that of a donation) from a patient and replacement with different doses of Albumin 20%. Blood cells are injected back to the patient
- ✓ IVIG is infused from time to time to replace the endogenous IG removed
- ✓ Maintenance treatment after total plasma exchange

AMBAR clinical trial

Alzheimer Management by Albumin Replacement

- ✓ A multicenter, randomized, controlled study to evaluate the efficacy and safety of short-term plasma exchange followed by long-term plasmapheresis with infusion of human Albumin combined with intravenous immunoglobulin in patients with mild-moderate Alzheimer's disease
- ✓ Phase IIb/III
- ✓ Study sites: Spain, US
- ✓ Main goal: to evaluate cognition and function in mild-moderate AD

alzheimer management by albumin replacement ambar

AMBAR clinical trial

- ✓ Phase IIb/III clinical trial
- ✓ 364 patients, mild-moderate Alzheimer's, randomized, controlled
- ✓ Weekly conventional plasma exchange combined with monthly low volume plasma exchange
- ✓ Three treatment arms with 3 doses Albumin + 1 control (sham) group
- ✓ Approx. 40 sites in Spain and the US

AMBAR status

<table>
<tr><th colspan="2"></th><th>Spain</th><th>US</th></tr>
<tr><td colspan="2">Participating sites</td><td>21</td><td>22</td></tr>
<tr><td rowspan="2">Study Approval</td><td>Health Authorities</td><td>Spanish Agency</td><td>FDA</td></tr>
<tr><td>Ethics Committee / IRB</td><td>H.U. Vall d'Hebrón Ethics Committee</td><td>Shulman Associates IRB</td></tr>
<tr><td colspan="2">Active recruiting sites</td><td>16</td><td>11</td></tr>
<tr><td rowspan="2">Patients</td><td>Recruited</td><td>120</td><td>50</td></tr>
<tr><td>Total</td><td colspan="2">170 out of 364</td></tr>
</table>

AMBAR interim analysis

- ✓ Planned with approx. 180 subjects
- ✓ Confirmation of safety and treatment feasibility
- ✓ No influence of the interim analysis on the trial conduction
- ✓ Expected end of 2015

No formal efficacy evaluation due to blinding

Albumin in ALS (Lou Gherig's disease)

Developments in ALS (Lou Gherig's disease)

Use of plasmapheresis with 5% Albutein® in newly diagnosed patients

- ✓ Clinical trials:
  - Phase I, open-label, single-center, non-controlled clinical trial
    12 out of 13 patients included (April 2015) from Spain
  - Phase IIa, open-label, single-center, non-controlled clinical trial
    10 patients expected to be included in the US starting this year (2015)
- ✓ Potential role for low volume plasma exchange (hemopheresis) with 20% Albutein® (subject to results)

Plasma proteins and anti-inflammation

Plasma proteins have a role in inflammation

Inflammation

- ✓ Inflammation is the common final pathologic path in many diseases
- ✓ Inflammation has a role in normal and pathologic aging (e.g. neuroinflammation in neurodegenerative disease)
- ✓ Oxidative stress is closely related with inflammation as a cause of disease

Plasma proteins

- ✓ Plasma proteins have known anti-inflammatory effects
- ✓ Antithrombin, Alpha-1, Albumin
- ✓ Albumin is the biggest antioxidant system in the body beyond its current role as a mere plasma expander (significant R&D opportunity)

Grifols has clinical development plans of Antithrombin in cardiac surgery, Alpha-1 Antitrypsin in diabetes and Albumin in cirrhosis and Alzheimer's

Young plasma and aging

Plasma contains substances against age-related processes

From the Investors' and Analysts' meeting 2014 in Barcelona

THE WALL STREET JOURNAL.

Transfused Blood Rejuvenates Old Mice

Research May Point to Ways to Reverse Some Effects of Human Aging

In one study, researchers at Stanford University and the University of California, San Francisco found that blood transfusions from young mice reversed cognitive effects of aging, improving the old mice's memory and learning ability. The report was published Sunday in the journal Nature Medicine.

Two other reports appearing in Science from researchers at Harvard University found that exposing old mice to a protein present at high levels in the blood of young mice and people improved both brain and exercise capability. An earlier report by some of the same researchers linked injections of the protein to reversal of the effects of aging on the heart.

BBC NEWS HEALTH

New blood 'recharges old brain', mouse study suggests

In the study, published in **Nature Medicine**, mice aged 18 months were given injections of the fluid part of blood (plasma) taken from mice aged three months.

The injected mice performed better on memory tests than mice of the same age that had not been given blood plasma.

Grifols participation in Alkahest: 47.5%

THE WALL STREET JOURNAL.

Grifols to make a major equity investment in Alkahest

4th March, 2015

Alkahest is a company founded in 2014 by leading scientists who demonstrated at Stanford University (US) that **factors in the blood of young animals were able to restore mental capabilities in old animals**

Grifols acquires **47.5%** of the equity of Alkahest for **$37.5 million**

Alkahest and Grifols **to work together** to develop **plasma-based products** for the treatment of **cognitive decline in aging** and other central nervous system (CNS) disorders, including **Alzheimer's**

Key Future of plasma derivatives and Grifols initiatives Takeaways

Key Future of plasma derivatives and Grifols initiatives Takeaways

- ✓ Plasma proteins are **natural products** compared with recombinant, transgenic and fusion proteins
- ✓ IG preparations provide a means to **prevent and treat** infectious diseases (immunodeficient patients and normal population)
- ✓ Albumin, alone and through plasmapheresis, shows activity beyond plasma expansion (AMBAR, liver failure)
- ✓ **Antithrombin, Alpha-1** Antitrypsin and **Albumin** have **anti-inflammatory properties** being explored in clinical trials (AMBAR, cardiac surgery, diabetes)
- ✓ Plasma "content" shows activity in modulating **normal aging and age-related diseases** (Alkahest/Stanford)

Plasma proteins provide many unexplored opportunities

ALKAHEST

Aging and the therapeutic benefits of plasma

Karoly Nikolich – Tony Wyss-Coray

Revitalizing therapies from plasma for age-related brain diseases

ALKAHEST

- ✓ Plasma carries soluble agents that influence brain function
- ✓ Powerful therapeutic potential for quality of life in aging

Alkahest, Inc.

ALKAHEST

- ✓ Company founded in 2014
- ✓ Based on Tony Wyss-Coray's discoveries at Stanford University
- ✓ Investment by and partnership with Grifols in 2015
- ✓ Grifols-Alkahest partnership based on unique synergies
  - World-class plasma supply and plasma fraction production
  - Neuroscience expertise to focus on cognitive functions
  - Diseases affecting quality of life growing with aging population

Alkahest, Inc.

ALKAHEST

- ✓ **Management:**
  - **Karoly Nikolich**, CEO (Genentech, Amnestix, Circuit Therapeutics, Stanford)
  - **Joseph McCracken**, VP BD (Roche, Genentech, Aventis)
  - **Stephen Peroutka**, CMO (Stanford, Genentech, PRA)
  - **Steven Braithwaite**, CSO (Stanford, Wyeth, Circuit Therapeutics)
  - **Tammy Kent**, VP Operations and HR (Venture Law, AGY, Circuit Therapeutics)

- ✓ **Scientific Advisory Board:**
  - **Tony Wyss-Coray**, Stanford, Chairman
  - **Lee Rubin**, Harvard
  - **Eric Reiman**, Banner Alzheimer's Institute
  - **Lennart Mucke**, Gladstone Institute
  - **Saul Villeda**, UCSF
  - **Tom Rando**, Stanford

Young plasma improves cognition in old mice

ALKAHEST

Tony Wyss-Coray 2011, 2014

Parabiosis, "Siamese mice"

- ✓ Old mouse: improved cognition (rejuvenation)
- ✓ Young mouse: impaired cognition

Plasma transfer

- ✓ Young plasma into old mice improved cognition
- ✓ Old plasma into young mice impaired cognition


MOUSE A
Condition
Old
Obese
Sedentary
Irradiated
Fluorescent
Mutant
MOUSE B
Condition
Young
Lean
Active
Non-irradiated
Non-fluorescent
Wild type

Scudellari, Nature, January 2015

Plasma contains factors that modulate brain function

ALKAHEST

"Youth factors" are beneficial; "Aging factors" are detrimental


Amount in Plasma
"Youth factors"
"Aging factors"
Age

Alkahest's foundational science and intellectual property

Therapeutic opportunities

ALKAHEST


"Youth factors"
"Aging factors"
"Youth factors" as therapeutics
Whole plasma, plasma fractions, proteins, protein cocktails, small molecule modulators
Antidotes against "Aging factors" as therapeutics
Plasmapheresis, antibodies, small molecule inhibitors
Age

Why Aging Matters

One of the most important medical challenges of our generation

We live longer

Lifestyle, nutrition, healthcare have increased life expectancy


Life expectancy at birth: world and development regions, 1950-2050
Years
World
More developed regions
Less developed regions
Least developed countrie

United Nations: World Population Aging 2013

But can we deal with old age?



- ✓ People aged 80 years or over will reach 400 million by 2050, more than 3x today
- ✓ This will present an unprecedented challenge for societies

United Nations: *World Population Aging 2013*

Age-related diseases are increasing with growing aged population

ALKAHEST

Among them, brain diseases are the most challenging

Other organs
- ✓ Arthritis
- ✓ Cancer
- ✓ Diabetes
- ✓ Heart attack
- ✓ Heart disease
- ✓ Osteoporosis
- ✓ Pneumonia

Brain
- ✓ Alzheimer's disease (AD)
- ✓ Amyotrophic lateral sclerosis (ALS)
- ✓ Delirium
- ✓ Multiple sclerosis (MS)
- ✓ Parkinson's disease (PD)
- ✓ Sleep disorders
- ✓ Stroke

Effective treatments for many diseases developed but not for CNS

ALKAHEST

Dementia and neurodegenerative diseases are on the rise



Change in number of deaths
between 2000 and 2010
+ 68%
Breast Cancer
Prostate Cancer
Heart Disease
Stroke
HIV
Alzheimer's Disease
-2%
-8%
-16%
-23%
-42%

While treatments for cancers, infectious diseases have been developed, in contrast, no effective therapies have been discovered and developed for Alzheimer's disease

Alzheimer's Association, 2013

We may live longer than 90 years…

ALKAHEST

…but we will face an Alzheimer's epidemic



Life expectancy in years
Year
Australia
Iceland
Japan
The Netherlands
New Zealand non-Maori
Norway
Sweden
Switzerland



ASIA
EUROPE
USA
LATIN AMERICA
Percent of age group with Alzheimer's disease
70
52.5
35
17.5
0
AGE GROUP
60-64
65-69
70-74
75-79
80-84
85-89
90+

UN World Population Aging, 2013

WHO Estimates of dementia prevalence, Global Burden of Disease, 2013 (B. Duthey)

Many studies have been carried out to treat Alzheimer's disease but no disease-modifying therapies have succeeded

Alzheimer's disease drug-development pipeline

ALKAHEST

AD drug-development: pipeline few candidates, frequent failures

Cummings J.L. et al, Alzheimer's Research and Therapy, 2014:

- ✓ Between 2002 to 2012, 413 AD trials were performed:
- ✓ 124 phase I trials, 206 phase II trials, and 83 phase III trials
- ✓ Very high attrition rate was found, with an overall success of 0.4% (99.6% failure)

We need fundamentally NEW approaches

Pioneering Science: blood-brain communication

ALKAHEST

Tony Wyss-Coray, Stanford University Medical School



The ageing systemic milieu negatively regulates neurogenesis and cognitive function
Saul A. Villeda, ..., **Tony Wyss-Coray**
Nature, 477: 90-95 (2011)

Young blood reverses age-related impairments in plasticity and cognitive function
Saul A. Villeda, ..., **Tony Wyss-Coray**
Nature Medicine, 20: 659-63 (2014)

A young systemic environment reverses degeneration in a mouse model of Alzheimer's disease
Jinte Middeldorp, ..., **Tony Wyss-Coray**
In review

Life-span and Health-span
We want to live longer and healthier lives
Cognitive competence is a key element

Alzheimer's disease:

ALKAHEST

What do we expect from plasma based therapies?


Genes, environment
Pathogenesis
Prevention
Primary damage
Primary damage
Secondary damage
Secondary damage
Synapse loss, inflammation
Pathophysiology
Clinical syndrome
Symptom management
Treatment
Cognitive function
Small window
Enhanced window
Disease progression
Halt or slow down progression
Repair and/or regeneration
Relieve symptoms
Disease progression

Our aim is to halt disease progression and/or induce regenerative mechanisms

Nature Reviews Neuroscience 14: 401 (2013)

"Youth factor" based therapeutics

ALKAHEST

Young Plasma
↓
Clinical Studies in Dementia
↓
Clinical Studies in non-CNS Indications
↓
Clinical Studies with Plasma Fractions

- ✓ Opportunity for direct clinical studies with whole plasma and with plasma fractions
- ✓ Identification of plasma fractions affecting brain plasticity and function
- ✓ In-depth characterization of plasma fractions

Young Plasma to treat Alzheimer's disease

ALKAHEST

Alkahest – Stanford Clinical Study

The Plasma for Alzheimer SymptoM Amelioration (PLASMA) Study	FDA ClinicalTrials.gov Identifier: NCT02256306
Recovered plasma from young donors Age 18 – 25 years	Stanford Blood Center
Phase I/IIa clinical study design under IRB with FDA support	Stanford Neurology Department Dementia Center
Mild- to moderate Alzheimer's disease patients:	Rolling enrollment of up to 18 (24) patients

Characterization and development of plasma fractions as therapeutics

ALKAHEST



Plasma
Plasma fractions
Subfractions & Proteins
First product candidates
Future product candidates

"Aging factor" based therapeutics

ALKAHEST

Old Plasma

⇩

Clinical studies in dementia

⇩

Clinical studies in non-CNS indications

⇩

Clinical studies with plasma fractions

- ✓ Identification of proteins from old human plasma that cause cognitive decline
- ✓ Antibodies against damaging proteins
- ✓ Functional studies with antibodies to test for neutralizing activity
- ✓ Potential to combine with plasmapheresis

Key Takeaways

Key Takeaways

ALKAHEST

- ✓ Alkahest founded on groundbreaking science that plasma modulates cognitive function
- ✓ World-class team and scientific network
- ✓ Aging process:
  - Decline of positive modulators of brain function
  - Increase in aging factors negatively affecting brain function
- ✓ Alkahest - Grifols partnership aims to:
  - Identify and develop plasma based therapeutics for age-related cognitive diseases
  - Multiple opportunities for products
  - Improve health-span, quality of life, not just life-span
  - Strong synergy in concepts, therapeutic approaches

The Landscape-Changing Science

Significant increase in the aging population worldwide

ALKAHEST


0
1950
today
2050

Source: UN World Population Prospect

Age-related decrease in cognition

ALKAHEST



Mean T-scores
60
55
50
45
40
35
30
Inductive reasoning
Spatial orientation
Perceptual speed
Numeric ability
Verbal ability
Verbal memory
25
32
39
46
53
60
67
74
81
88
Age



Aging
Loss in Cognition

ALKAHEST




Aging


Aging


Rejuvenation



A fountain of youth for mice?

ALKAHEST


Brain
Wyss-Coray
Rubin
Franklin
Lee
Heart
old
young
Muscle
Rando
Wagers
Parabiosis
Liver
Rando
Pancreas
Dor

A fountain of youth for mice?

ALKAHEST


Brain
Heart
Muscle
Liver
Pancreas


Aging


Aging
Growth and survival factors
Inflammatory factors


Aging
Correlates of tissue aging
Modulators of tissue aging

Tissue rejuvenation through heterochronic parabiosis



Old = Young

Tissue rejuvenation through heterochronic parabiosis

18-month-old mouse
~
65-year-old human



3-month-old mouse
~
20-year-old human

Old = Young

Effects of a young systemic environment on the old brain

Rejuvenation

- ✓ more neural stem cell activity
- ✓ higher synaptic activity
- ✓ higher levels of genes involved in memory
- ✓ less inflammation in the brain

Parabiosis



Villeda et al. Nature 2011, Nat Medicine 2014

Rejuvenation

- ✓ more neural stem cell activity
- ✓ higher synaptic activity
- ✓ higher levels of genes involved in memory
- ✓ less inflammation in the brain
- ✓ improved memory

Plasma transfer


Young Blood Plasma

Villeda et al. Nature 2011, Nat Medicine 2014

Can this concept be applied to humans?

Human plasma to immunodeficient NSG mice

ALKAHEST



"NOD Scid Gamma Mice"
(NSG)

Human plasma to immunodeficient NSG mice

ALKAHEST


Saline
Plasma
NSG Mice

“Parking lot test” for old mice



Old mouse treated with saline



Old mouse treated with young plasma





Young plasma reverses Alzheimer-like disease in mice


Normal mice
Alzheimer mice
WT pbs
WT plm
APP pbs
APP plm
Saline
Plasma
Saline
Plasma

Synapse Integrity


Synaptophysin-IR (mean % area)
50
40
30
20
10
0
****

Jinte Middeldorp, Eliezer Masliah

Young plasma reverses Alzheimer-like disease in mice

ALKAHEST



Normal mice
Alzheimer mice
WT pbs
WT plm
APP pbs
APP plm
Saline
Plasma
Saline
Plasma
Synapse Integrity
Synaptophysin-IR (mean % area)
50
40
30
20
10
0
****
****
****

Jinte Middeldorp, Eliezer Masliah

Young plasma reverses Alzheimer-like disease in mice

ALKAHEST



Alzheimer mice
APP pbs
APP plm
Saline
Plasma
Spatial learning and memory: Fear Conditioning
% Freezing
50
40
30
20
10
0
*
Saline
Plasma

Jinte Middeldorp

Rejuvenation



Key Takeaways

Key Takeaways

ALKAHEST

- ✓ Blood plasma factors regulate brain functions
- ✓ Plasma from aged mice is detrimental for young mice
- ✓ Plasma from young mice reverses cognitive deficits in aged and Alzheimer's mice
- ✓ Proteins from aged blood plasma that contribute to neural damage can be neutralized in blood for therapeutic benefit
- ✓ Exclusive license to patent portfolio

Hypothesis: young plasma benefits Alzheimer's disease

Financials

Alfredo Arroyo

2014 Grifols Highlights

2014 Grifols highlights

Investment activities
- Targeted M&A activity: Diagnostic segment acquisition and strengthening R&D
- 50% of Kiro Robotics
- 47% of Alkahest (in Q1 2015)

R&D
- Direct R&D: €181m, 5.4% of Net Revenue, rising over 46%
- Indirect R&D: acquisitions and collaboration agreements (+€26m)

CAPEX
- Capex 2014: €250m
- Fractionation capacity: 12.5m liters
- 22 new + relocation plasma centers for 2014-2015


Acquisitions – Investments
Record Figures
R&D
2014
Diversification
CAPEX
Debt Refinancing

Record figures
- Revenue: €3.4b (+24% cc)
- EBITDA: over €1b (+21%)
- Net Profit: €470m (+36%)
- Cash Flow operations: €1b
- Liquidity position: €1.4b
- EPS: €1.37 (+36%)

Diversification/Segment strengthening
- Integration of transfusional Diagnostic business
- Group revenue diversification
- Complementary product range
- Year 1 accretion

Debt refinancing
- Average cost of debt < 3.5% (-200 bps)
- Extended maturity: ~7 years average
- Moderate leverage ratio: 3.0x

Q1 2015 Performance

Q1 2015 Net revenue by division

(€ Million)	Q1 2015	% of Net Revenue	Q1 2014	% of Net Revenue	% Variance	% Variance at constant rate
Bioscience	681.0	75.0%	601.0	75.3%	13.3%	0.0%
Diagnostic	172.6	19.0%	146.6	18.4%	17.7%	6.0%
Hospital	23.3	2.5%	24.3	3.0%	-4.1%	-5.2%
Subtotal	876.9	96.5%	771.8	96.7%	13.6%	1.0%
Raw Materials & Others	31.5	3.5%	26.2	3.3%	20.2%	5.1%
TOTAL	908.4	100.0%	798.0	100.0%	13.8%	1.1%

Q1 2015 Net revenue by region

(€ Million)	Q1 2015	% of Net Revenue	Q1 2014	% of Net Revenue	% Variance	% Variance at constant rate
US + Canada	567.1	62.4%	484.8	60.7%	17.0%	0.2%
EU	171.0	18.8%	169.2	21.2%	1.1%	-0.7%
R.O.W.	138.8	15.3%	117.8	14.8%	17.8%	6.9%
Subtotal	*876.9*	*96.5%*	*771.8*	*96.7%*	*13.6%*	*1.0%*
Raw Materials & Others	31.5	3.5%	26.2	3.3%	20.2%	5.1%
TOTAL	908.4	100.0%	798.0	100.0%	13.8%	1.1%

Q1 2015 sustainable positive performance


Net Revenues
(€ Million)
798.0
908.4
+13.8%
+1.1 cc
Q1 2014
Q1 2015
EBITDA
+33.9%
+3.6%
+30.8%
270.2
280.0
Q1 2014
Q1 2015
% Net Revenue
Financial Result
Q1 2014
Q1 2015
-66.9
-74.2
-4.7%
excluding FX
+11.0%
Net Profit
+15.2%
+6.2%
+14.1%
121.0
128.5
Q1 2014
Q1 2015
% Net Revenue

R&D expense - shifted to support phase III projects

R&D growth across the stages (*)

- Discovery / Pre-Clinical +32%
- Clinical +110%
- Post-commercialization +12%

Pipeline progression driving faster shift towards Phase III projects

	Cash-out Share
- Phase I	3%
- Phase II	24%
- Phase III	73%
	100%

Key Phase II and III projects:

- Pulmaquin®
- Albumin in Alzheimer
- Fibrin-Glue
- 20% SCIG
- Alpha-1 for Cystic Fibrosis and Diabetes

(*) 2014 cash-out R&D increase vs 2013

Q1 2015 Financial result - interests declining from Q1 2014

(€ Million)

	Q1 2015	Q1 2014	% Variance
Interest expense	41.2	47.1	-12.5%
Financing deferred cost	15.4	16.5	-6.7%
Other financial expense	2.7	0.0	NM
Derivatives valuation	5.9	4.8	NM
FX variance loss (gain)	9.0	-1.5	NM
Total Financial Result	**74.2**	**66.9**	**11.0%**

- 4.7% excluding FX

Q1 2015 Cash flow

(€ Million)

Sources	
- Operating Cash Flow	159.2
- Working Capital Variance	-96.9
- Net Operating Cash Flow	62.3
- Sale of fixed assets	12.0
- Cash Beginning Balance	1,079.2
- Cash Ending Balance	797.8
- Cash Decrease	281.4
Total	**355.7**

Uses	
- CAPEX and Intangible	-77.3
- Fixed Assets Buy-Back	-276.5
- Interest	-28.2
- Alkahest acquisition	-33.0
- Gross Debt Decrease	-29.5
- FX and Others	88.8
Total	**-355.7**

Q1 2015 Net profit reconciliation

(€ Million)


128.5
15.4
10.1
-5.3
148.7
+ €20.2 M
Group Reported Net Profit
Amortization of deferred financial expenses
Amortization of intangible assets acquired in business combinations
Tax impacts of adjustments
Adjusted Group Net Profit

FX impacts

FX impacts – USD exposure

Profit & Loss - 2014		Balance Sheet - 2014	
Net Revenue	71.5%	Total Assets	85%
COGS+Opex	78.0%	Gross Debt	88%
COGS+Opex+Financial Expenses	78.7%	Cash	86%

FX impacts - sensitivity analysis

+5% USD revaluation

USD variance impact (annual basis):

– Positive on Net revenue	+ c.3.7%
– Positive on EBITDA	+ c.€30m
– Negative on EBITDA margin	**- c.25 bps**
– Negative on Financial expenses	- c.€10m
– Positive on Net income	+ c.€10m

FX variance - How would Q1 2015 look like at constant rate?


€ / $
NR
€ million
EBITDA
€ million
EBIT
€ million
Q1 2015 Actual
1.18
908
% YoY 13.8%
280
30.8%
% Margin
236
26.0%
% Margin
-14% USD devaluation
-101
-25
+80 bps
-20
+80 bps
Q1 2015 at constant rate
1.37
807
% YoY 1.1%
255
31.6%
% Margin
216
26.8%
% Margin

Plasma industry margin comparison

Plasma industry margin comparison – Grifols leading margins


40%
35%
30%
25%
20%
15%
10%
5%
0%
CSL Behring
CSL Group
Baxalta
Baxter Group
Grifols Bioscience
Grifols Group
Octapharma Group
Biotest Plasma and Services
Biotest Group
Kedrion Group

Source: Morgan Stanley Report March 24, 2015 (Exhibit 32)

Financial metrics - Peers benchmark

% of Net Revenue	Grifols	Player 1	Player 2
– EBITDA	31.2%	30.0%	34.1%
– EBIT	25.6%	26.5%	30.9%
– EBIT excl. intangible amortization	27.8% ✓	---	---
– CAPEX	7.5% ✓	16.4%	14.1%
– Cash from Operations	29.2% ✓	16.7%	23.1%

Source: 2014 Annual Reports

Bioscience manufacturing facilities are on track - US

Project	Investment *(USD Million)*	Capacity / Size	Location	Current Status
North Fractionation Facility (NFF)	$380 M	5.9 ML	Clayton	FDA Approved at the end of 2014. First lot of Gamunex® manufactured in the NFF, already commercialized
NFF Albumin Expansion	$30 M	5.7 ML		
Albumin Purification	$20 M	4 ML	LA	Construction completed and validation started, expected FDA approval by Q2 2016
Warehouse Raw Material	$10 M	6,400 m^2	Clayton	Construction completed, expected FDA validation by Q4 2015
Gamunex® purification	$78 M	9,500 m^2 and 4 ML	LA	FDA approved in Q4 2014, started operations in January 2015
5 Liquids filling lines	$46 M	2,200 m^2. Multiformat filling	Clayton	Construction of new lines to be completed and approved by Q4 2016

Bioscience manufacturing facilities are on track - Europe

Project	Investment *(USD Million)*	Capacity / Size	Location	Current Status
GWWO - Warehousing / Logistics Labelling / Packaging lines	$80 M	22,000 m^2 in 11 Ha. land plot	Dublin	Construction completed, validation in progress. Start operations in Q1 2016
Prolastin® -C	$45 M	7,250 m^2 and 4.3 ML	Barcelona	Construction ongoing, completed by Q3 2016. Validations process through mid 2017
New Fractionation Plant	$25 M	2.1 ML	Barcelona	Completed and validated. Production started in Q1 2014

Shareholders returns

Shareholders returns - 40% pay-out with 2 payments



€0.40
+36%
€0.55
Interim 2013
€0.20
Final 2013
€0.20
Interim 2014
€0.25
Final 2014
€0.30
Pay-out
40%
Pay-out
40%
2013
2014
2014
2015

(*) The information above includes the related preferred dividends of €0.01

Stock Price Grifols shares vs IBEX35 – June 2011 to 22 May 2015

- Organic and acquisition growth continues
- Strong performance of all share classes



Class B +183%
Class A +167%
ADR B +122%
IBEX:+12%
Grifols A
IBEX 35
Grifols B
ADR B

Source: Infobolsa
Base 100 June 3, 2011 unadjusted closing price

Class A 22 May 2015 (GRF €37.52)
Class B 22 May 2015 (GRF.P €29.71)
ADR B 22 May 2015 (GRFS $32.86)

Key Financials Takeaways

Key Financials Takeaways

- ✓ Core business / financial **fundamentals remain** the same
- ✓ **Opportunities** to **improve margins** in Bioscience after new plants ramp-up
- ✓ Higher plasma collections will support **plasma cost improvements**
- ✓ **R&D investment** stabilized after 2014 pick-up, significant weight of **phase III projects**
- ✓ **EBITDA margin: c.30% in the medium term**, targeting **31% - 33%** in the **long term**
- ✓ Strong **FX tailwind** in 2015
- ✓ **Financing**: long term debt maturities, quasi bullet and **low financing costs**
- ✓ Tax rate: 20% - 22% range
- ✓ **Sustainable growth in EPS**
- ✓ Continuous Shareholders reward through dividends:
  - **40% pay-out**
  - **Two payments per year** (interim / final)

Conclusions & Final remarks

Thomas Glanzmann

Grifols Engineering, S.A. as a significant competitive advantage

- Grifols in-house Engineering advanced designing and construction skills enable to build state of the art manufacturing facilities at lower cost than our competitors and at faster pace
- As a result of the large engineering expertise, the Grifols manufacturing Capex is very moderate, which is positively impacting our EBIT due to lower tangible depreciation and also in our Cash Flow
- In the Q1 2016, Grifols will announce the location and timing of the next fractionation facility (4 million liters)
- Based on the actual construction costs, the estimate manufacturing Capex for a 4 million liter fractionation / purification / filling, facilities will amount to **$310 million**, which represents near 60% lower Capex than our competitors

Manufacturing facilities cost detail

Barcelona Facility actual cost (2 million liters)

Detail	$Million	Comments
Land	0	Using existing facilities
Fractionation	30	New Fractionation
Purification	0	Using existing facilities
Offices & Warehouse	0	Using existing facilities
Services & Others	0	Using existing facilities
TOTAL	**30**	

US new Facility estimated cost (4 million liters)

Detail	$Million	Comments
Land	0	Using existing facilities
Fractionation	58	New Fractionation
Purification	144	4 Proteins
Offices & Warehouse	66	Plasma and FG
Services & Others	42	Using existing facilities
TOTAL	**310**	

Grifols Engineering, S.A. as a significant competitive advantage

- Grifols in-house Engineering advanced designing and construction skills enable to build state of the art manufacturing facilities at lower cost than our competitors and at faster pace
- As a result of the large engineering expertise, the Grifols manufacturing Capex is very moderate, which is positively impacting our EBIT due to lower tangible depreciation and also in our Cash Flow
- In the Q1 2016, Grifols will announce the location and timing of the next fractionation facility (4 million liters)
- Based on the actual construction costs, the estimate manufacturing Capex for a 4 million liter fractionation / purification / filling, facilities will amount to **$310 million**, which represents near 60% lower Capex than our competitors
- Since the EBITDA does not include the depreciation charges, EBIT becomes a more meaningful metric when reviewing P/L performance and peer comparison

Conclusions: Key Messages - I

- The plasma industry is healthy and demand keeps growing at steady rate, with a very positive future outlook
- Pricing environment with up/downswings in the short term, stable in the long term. Price movements are not cycle-related
- Manufacturing and plasma collection capacity in place ready to cover additional sales opportunities
- A new global organization is operational, focused on the three business divisions, with industrial and commercial activities clearly differentiated

Conclusions: Key Messages - II

- Geographical expansion, a key level for the short- and long-term growth
- The company continues to proactively make investments in R&D, manufacturing, sourcing and commercial to support future growth
- Diagnostic business fully integrated reflecting strategic fit. Ready for organic and non-organic growth
- Capturing across the board opportunities: FDA approval of IV Plant in process

Conclusions: Key Messages - III

- Acquisitions and partnerships to build the business and create growth platforms are an integral part of Grifols strategy
- Grifols will continue to pioneer and lead the plasma industry with new and innovative approaches, products and indications
- The company is focused on delivering financial results as it has historically done over 75 years


INVESTORS' & ANALYSTS' MEETING 2015
GRIFOLS 75 ANNIVERSARY